Filed pursuant to Rule 424(b)(7)
Registration Statement No. 333-195025

Prospectus Supplement to the Prospectus dated April 3, 2014

1,836,898 Shares

Class A Common Stock

This prospectus supplement relates to 1,836,898 shares of Class A common stock of Artisan Partners Asset Management Inc. that are being sold by the selling stockholders identified herein.

All of the selling stockholders will have received their shares of Class A common stock upon exchange of currently outstanding limited partnership units of Artisan Partners Holdings LP, our direct subsidiary, or upon conversion of currently outstanding shares of our convertible preferred stock. We will not receive any of the proceeds from the sale of shares of Class A common stock by the selling stockholders. Upon the closing of this offering, Artisan Partners Asset Management Inc. and its subsidiary, Artisan Partners Holdings LP, will cease to have any convertible preferred shares or preferred units, respectively, outstanding.

Our Class A common stock is listed on the New York Stock Exchange under the ticker symbol “APAM”. On June 12, 2014, the last reported sale price of our Class A common stock was $55.17 per share.

You should carefully read this prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference, before you invest in our Class A common stock.

Investing in our securities involves risks. See “Risk Factors” beginning on page 13 of our Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated by reference in the accompanying prospectus, to read about factors you should consider before buying shares of our Class A common stock. We are an “emerging growth company” under the federal securities laws and, as such, are eligible for reduced public company reporting and other requirements.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Citigroup has agreed to purchase the shares of Class A common stock from the selling stockholders at a price of $55.12 per share, which will result in approximately $101,249,818 of total proceeds to the selling stockholders. Citigroup may offer the shares of Class A common stock from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to its right to reject any order in whole or in part. See “Underwriting”.

We have agreed to reimburse the underwriter for certain expenses in connection with this offering. See “Underwriting”.

Citigroup expects to deliver the shares of Class A common stock against payment in New York, New York on or about June 18, 2014.

Citigroup

Prospectus Supplement dated June 12, 2014

Prospectus Supplement

We are responsible for the information contained in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference in this prospectus supplement and the accompanying prospectus as described under “Where You Can Find More Information”, and in any free writing prospectus we may authorize to be delivered to you. We and the selling stockholders have not, and the underwriter has not, authorized anyone to give you any other information, and take no responsibility for any other information or representations that others may give you. This prospectus supplement, the accompanying prospectus and any such free writing prospectus may be used only for the purposes for which they have been published, and no person has been authorized to give any information not contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus or any such free writing prospectus. If you receive any other information, you should not rely on it. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We and the selling stockholders are not, and the underwriter is not, making an offer to sell these shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference into this prospectus supplement is accurate as of any date other than the date on the cover page of this prospectus. Our business, financial conditions, results of operations and prospects may have changed since that date. You should read carefully the entire prospectus supplement, the accompanying prospectus and any free writing prospectus, as well as the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of our Class A common stock. The second part, the accompanying prospectus, gives more general information about the securities that we or the selling stockholders identified therein may offer and sell from time to time in one or more offerings. If information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus together with the additional information described under “Where You Can Find More Information”.

Except where the context requires otherwise, in this prospectus supplement:

•	“Artisan Partners Asset Management Inc.”, “Artisan”, “Artisan Partners Asset Management”, the “company”, “we”, “us” and “our” refer to Artisan Partners Asset Management Inc., a Delaware corporation, and, unless the context otherwise requires, its direct and indirect subsidiaries, and, for periods prior to our initial public offering, “Artisan,” the “company,” “we,” “us” and “our” refer to Artisan Partners Holdings LP and, unless the context otherwise requires, its direct and indirect subsidiaries; and

•	“Artisan Partners Holdings” and “Holdings” refer to Artisan Partners Holdings LP, a limited partnership organized under the laws of the State of Delaware, and, unless the context otherwise requires, its direct and indirect subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 (File No. 333-195025) with the Securities and Exchange Commission (the “SEC”) relating to the shares of Class A common stock covered by this prospectus supplement. This prospectus supplement, the accompanying prospectus and any document incorporated by reference into the accompanying prospectus, filed as part of the registration statement, do not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our Class A common stock, we refer you to the registration statement and to its exhibits. Statements in this prospectus supplement about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC.

You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and we are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You also are able to obtain copies of these materials or inspect them without charge at the SEC’s website. We make available free of charge on the Investor Relations section (www.apam.com) of our website (information contained on our website is not part of this prospectus supplement or part of the accompanying prospectus unless otherwise incorporated by reference) our Proxy Statement on Schedule 14A, Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed or furnished with the SEC. We make available to our stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” information into this prospectus supplement and the accompanying prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus supplement from the date we file that document. Any reports filed by us with the SEC on or after the date of this prospectus supplement and prior to the termination of the offering of securities by means of this prospectus supplement will automatically update and, where applicable, supersede any information contained in this prospectus supplement or the accompanying prospectus or incorporated by reference in this prospectus supplement or the accompanying prospectus.

We incorporate by reference into this prospectus supplement or the accompanying prospectus the following documents or information filed by us with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Annual Report on Form 10-K for the year ended December 31, 2013, filed on February 26, 2014;

•	Current Report on Form 8-K, dated March 12, 2014, filed March 12, 2014;

•	Definitive Proxy Statement on Schedule 14A, filed on April 17, 2014 (those portions incorporated by reference into our Annual Report on Form 10-K only);

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, filed on May 7, 2014;

•	Current Report on Form 8-K, dated May 9, 2014, filed May 9, 2014;

•	Current Report on Form 8-K, dated May 28, 2014, filed May 30, 2014;

•	Current Report on Form 8-K, dated June 9, 2014, filed June 9, 2014; and

•	All documents under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and before the termination of the offering of securities under this prospectus.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus supplement is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus supplement or the accompanying prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request those documents from Artisan Partners Asset Management Inc., at 875 E. Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin 53202. You may also contact us by telephone at (414) 390-6100 or visit www.apam.com for copies of those documents. Information contained on our websites is not part of this prospectus supplement or part of the accompanying prospectus unless otherwise incorporated by reference.

THE OFFERING

Issuer	Artisan Partners Asset Management Inc. is an investment management firm that provides a broad range of U.S., non-U.S. and global investment strategies. It offers to clients 14 actively-managed investment strategies, managed by six distinct investment teams.

Class A common stock offered by the selling stockholders	1,836,898 shares of Class A common stock

Class A common stock to be outstanding immediately after this offering(1)	31,141,608 shares of Class A common stock. If all limited partnership units of Artisan Partners Holdings (other than those held by us) were exchanged for shares of our Class A common stock immediately after the consummation of this offering, 71,525,819 shares of Class A common stock would be outstanding immediately after this offering.

Class B common stock to be outstanding immediately after this offering	21,566,436 shares of Class B common stock. Shares of our Class B common stock have voting but no economic rights (including no rights to dividends or distributions upon liquidation) and are held by our employee-partners in an amount equal to the number of Class B common units of Artisan Partners Holdings held by them.

Class C common stock to be outstanding immediately after this offering	18,817,775 shares of Class C common stock. Shares of our Class C common stock have voting but no economic rights (including no rights to dividends or distributions upon liquidation) and are held by Artisan Investment Corporation (an entity controlled by Andrew A. Ziegler (the current Chairman of our board of directors) and Carlene M. Ziegler, who are married to each other, and through which Mr. Ziegler and Mrs. Ziegler maintain their ownership interests in Artisan Partners Holdings), our initial outside investors and former employee-partners in an amount equal to the number of Class D common units, Class A common units and Class E common units, respectively, of Artisan Partners Holdings held by each of them. Private equity funds controlled by Hellman & Friedman LLC, which are the selling stockholders in this offering, held shares of Class C common stock prior to the consummation of the offering, but will not hold any shares of Class C common stock after the consummation of the offering.

Convertible preferred stock to be outstanding immediately after this offering	No shares of our convertible preferred stock. The selling stockholders held shares of convertible preferred stock prior to the consummation of this offering, but will not hold any shares of convertible preferred stock after this offering.

(1)	The number of shares of our Class A common stock to be outstanding immediately after the consummation of this offering excludes 13,357,691 shares of Class A common stock reserved and available for issuance under our 2013 Omnibus Incentive Compensation Plan and 2013 Non-Employee Director Plan.

Use of proceeds	The selling stockholders will receive all of the net proceeds from the sale of shares of Class A common stock in this offering. We will not receive any proceeds from the sale of shares of Class A common stock in this offering.

Dividend policy	We paid a quarterly cash dividend of $0.55 per share of our Class A common stock and an additional special annual dividend of $1.63 per share of our Class A common stock on February 28, 2014, to holders of Class A common stock of record as of February 14, 2014. We also paid a quarterly cash dividend of $0.55 per share of our Class A common stock on May 30, 2014, to holders of our Class A common stock of record as of May 16, 2014.

Our dividend policy targets the distribution of the majority of annual adjusted earnings through a quarterly dividend and, subject to firm profitability and business conditions, a special annual dividend. We intend to continue to pay dividends to the holders of our Class A common stock as described under “Dividend Policy and Dividends”.

The declaration and payment of all future dividends, if any, will be at the sole discretion of our board of directors and may be discontinued at any time. In determining the amount of any future dividends, our board of directors will take into account any legal or contractual limitations, our actual and anticipated future earnings, cash flow, debt service and capital requirements and the amount of distributions to us from Artisan Partners Holdings.

As a holding company, our assets principally consist of our ownership of partnership units of Artisan Partners Holdings, deferred tax assets and cash. Accordingly, our ability to pay dividends depends on distributions from Artisan Partners Holdings. We intend to cause Artisan Partners Holdings to make distributions to us with available cash generated from its subsidiaries’ operations in an amount sufficient to cover dividends we may declare. If Artisan Partners Holdings makes such distributions, the holders of its limited partnership units will be entitled to receive equivalent distributions on a pro rata basis.

New York Stock Exchange symbol	APAM

USE OF PROCEEDS

The selling stockholders will receive all of the net proceeds from the sale of shares of Class A common stock offered hereby. We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders pursuant to this prospectus supplement.

DIVIDEND POLICY AND DIVIDENDS

Dividend Policy

We intend to continue to pay quarterly cash dividends and to consider each year payment of an additional special annual dividend. On February 28, 2014, we paid a quarterly cash dividend of $0.55 per share of Class A common stock and an additional special annual cash dividend of $1.63 per share of our Class A common stock to holders of Class A common stock of record as of February 14, 2014. On May 30, 2014, we paid a quarterly cash dividend of $0.55 per share of our Class A common stock to holders of our Class A common stock of record as of May 16, 2014.

Our dividend policy targets the distribution of the majority of annual adjusted earnings through a quarterly dividend and, subject to firm profitability and business conditions, a special annual dividend. We intend to fund dividends from our portion of distributions made by Artisan Partners Holdings from its available cash generated from operations. The holders of our Class B common stock and Class C common stock are not entitled to any cash dividends in their capacity as stockholders, but, in their capacity as holders of limited partnership units of Artisan Partners Holdings, generally participate on a pro rata basis in distributions by Artisan Partners Holdings.

The declaration and payment of all future dividends, if any, will be at the sole discretion of our board of directors. In determining the amount of any future dividends, our board of directors will take into account: (i) the financial results of Artisan Partners Holdings, (ii) our available cash, as well as anticipated cash requirements (including debt servicing), (iii) our capital requirements and the capital requirements of our subsidiaries (including Artisan Partners Holdings), (iv) contractual, legal, tax and regulatory restrictions on, and implications of, the payment of dividends by us to our stockholders or by our subsidiaries (including Artisan Partners Holdings) to us, including the obligation of Artisan Partners Holdings to make tax distributions to the holders of partnership units (including us), (v) general economic and business conditions and (vi) any other factors that our board of directors may deem relevant.

As a holding company, our assets principally consist of our ownership of partnership units of Artisan Partners Holdings, deferred tax assets and cash and, accordingly, we depend on distributions from Artisan Partners Holdings to fund any dividends we may pay. We intend to cause Artisan Partners Holdings to distribute cash to its partners, including us, in an amount sufficient to cover dividends, if any, declared by us. If we do cause Artisan Partners Holdings to make such distributions, holders of Artisan Partners Holdings limited partnership units will be entitled to receive equivalent distributions on a pro rata basis.

Our dividend policy has certain risks and limitations, particularly with respect to liquidity. Although we expect to pay dividends according to our dividend policy, we may not pay dividends according to our policy, or at all, if, among other things, Artisan Partners Holdings is unable to make distributions to us as a result of its operating results, cash requirements and financial condition, the applicable laws of the State of Delaware (which may limit the amount of funds available for distribution), its compliance with covenants and financial ratios related to indebtedness (including the notes and the revolving credit agreement) and its other agreements with third parties. Our note purchase and revolving credit agreements contain covenants limiting Artisan Partners Holdings’ ability to make distributions if a default has occurred and is continuing or would result from such a distribution. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” included in our Annual Report on Form 10-K for the year ended December 31, 2013 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2014, each of which is incorporated by reference into this prospectus supplement.

Under the Delaware General Corporation Law, we may only pay dividends from legally available surplus or, if there is no such surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Surplus is defined as the excess of the fair value of our total assets over the sum of the fair value of our total liabilities plus the par value of our outstanding capital stock. Capital stock is defined as the aggregate of the par value of all issued capital stock. To the extent we do not have sufficient cash to pay dividends, we may decide not to pay dividends.

We are taxable as a corporation for U.S. federal income tax purposes and therefore holders of our Class A common stock will not be taxed directly on our earnings. Distributions of cash or other property that we pay to our stockholders will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax rules). If the amount of a distribution by us to our stockholders exceeds our current and accumulated earnings and profits, such excess will be treated first as a tax-free return of capital to the extent of a holder’s basis in the Class A common stock and thereafter as capital gain.

Artisan Partners Holdings’ Historical Distributions

During the second quarter of 2014, Artisan Partners Holdings distributed $85.9 million for income taxes as required under its partnership agreement to holders of its partnership units, including us. On February 3, 2014 and April 22, 2014, we, acting as the general partner of Artisan Partners Holdings, declared additional distributions of $131.6 million and $30.6 million payable by Artisan Partners Holdings and those distributions were paid on February 25, 2014 and May 30, 2014, respectively, to holders of its partnership units, including us.

PRICE RANGE OF OUR CLASS A COMMON STOCK

Shares of our Class A common stock have been listed and traded on the New York Stock Exchange (“NYSE”) under the symbol “APAM” since March 7, 2013. The following table sets forth, for the periods indicated, the high and low intra-day sale prices in dollars (as adjusted for dividends) on the NYSE for our Class A common stock and the dividends per share we declared with respect to the periods indicated.

	High	Low	Dividends Declared
March 7, 2013 through March 31, 2013	$41.54	$34.85	$—
For the quarter ended June 30, 2013	$55.61	$36.57	$—
For the quarter ended September 30, 2013	$55.10	$46.02	$0.43
For the quarter ended December 31, 2013	$66.01	$50.89	$0.43
For the quarter ended March 31, 2014	$68.58	$54.87	$2.18
For the quarter ending June 30, 2014 (through June 12, 2014)	$65.01	$51.72	$0.55

There is no trading market for shares of our Class B common stock, Class C common stock or convertible preferred stock.

On June 12, 2014, the last reported sale price for our Class A common stock on the NYSE was $55.17 per share. As of June 12, 2014, there were 66 stockholders of record of our Class A common stock, 48 stockholders of record of our Class B common stock, 36 stockholders of record of our Class C common stock and 1 stockholder of record of our convertible preferred stock. These figures do not reflect the beneficial ownership or shares held in nominee name, nor do they include holders of any restricted stock units.

SELLING STOCKHOLDERS

The following table sets forth certain information regarding the number of shares of Class A common stock to be sold in this offering by each selling stockholder and each selling stockholder’s beneficial ownership of our capital stock:

•	immediately prior to the consummation of this offering; and

•	as adjusted to reflect the sale of the shares of Class A common stock by the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. We believe, based on the information furnished to us, that the selling stockholders named in the table below have sole voting and investment power with respect to the shares of Class A common stock beneficially owned by them, subject to applicable community property laws.

	Shares of Class A Common Stock Beneficially Owned Before the Offering(1)		Shares of Class A Common Stock Being Offered Hereby	Shares of Class A Common Stock Beneficially Owned After the Offering
Name of Selling Stockholder	Number	Percent(2)	Number	Number	Percent
H&F Brewer AIV, L.P.(3)(4)	1,836,898	1.2%	1,836,898	0	0%

(1)	The selling stockholders are deemed to have beneficial ownership over a number of shares of our Class A common stock equal to the number of shares of Class C common stock (which correspond to limited partnership units of Artisan Partners Holdings (“LP Units”) that are exchangeable for Class A common stock) and shares of convertible preferred stock (which are convertible into Class A common stock) each person holds, respectively.

(2)	Represents the aggregate percentage combined voting power of our capital stock. See “Principal Stockholders” in the accompanying prospectus for information regarding the selling stockholders’ ownership of each class of our capital stock.

(3)	Includes (a) shares of Class C common stock (which correspond to LP Units that are exchangeable for Class A common stock) held by H&F Brewer AIV, L.P. and H&F Capital Associates V, L.P. and (b) shares of convertible preferred stock (which are convertible into Class A common stock) held by H&F Brewer AIV II, L.P. See “Principal Stockholders” in the accompanying prospectus for additional information regarding the beneficial ownership of these shares. Allen R. Thorpe, a member of our board of directors, is a managing director of Hellman & Friedman LLC, or H&F, and Matthew R. Barger, also a member of our board of directors, is a senior advisor to H&F. H&F is an indirect beneficial owner of these shares.

(4)	The number of shares of Class A common stock included in the table above does not include 4,728 shares of Class A common stock underlying restricted stock units held by Mr. Thorpe for the benefit of Hellman & Friedman LP. The proceeds of any disposition of the 4,728 shares of Class A common stock underlying the restricted stock units held by Mr. Thorpe will be applied against management fees otherwise payable to Hellman & Friedman LP by funds affiliated with H&F Brewer AIV, L.P. and H&F Brewer AIV II, L.P.

UNDERWRITING

Artisan Partners Asset Management, Artisan Partners Holdings, the selling stockholders and Citigroup Global Markets Inc. (the “underwriter”) have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, the underwriter has agreed to purchase all of the 1,836,898 shares of Class A common stock offered hereby, if any are taken, at a price of $55.12 per share, which will result in approximately $101,249,818 of total proceeds to the selling stockholders.

The underwriter proposes to offer the shares of Class A common stock from time to time for sale in one or more transactions on the NYSE, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. In connection with the sale of the shares of Class A common stock offered hereby, the underwriter may be deemed to have received compensation in the form of underwriting discounts. The underwriter may effect such transactions by selling shares of Class A common stock to or through dealers, and such dealers (including, in certain instances, affiliates of the underwriter) may receive compensation in the form of discounts, concessions or commissions from the underwriter and/or purchasers of shares of Class A common stock for whom they may act as agents or to whom they may sell as principal.

We have agreed to reimburse the underwriter for certain legal expenses in connection with this offering in an amount not exceeding $50,000. Such reimbursement is deemed underwriting compensation by FINRA.

The underwriter may receive from purchasers of the shares of Class A common stock brokerage commissions in amounts agreed with such purchasers.

Artisan Partners Asset Management, its officers and directors and each selling stockholder have agreed with the underwriter, subject to certain exceptions, not to transfer, dispose of or hedge any of their Class A common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus supplement continuing through the date 45 days after the date of this prospectus supplement, except with the prior written consent of the underwriter.

Artisan Partners Asset Management’s Class A common stock is listed on the NYSE under the symbol “APAM”.

In connection with this offering, the underwriter may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of shares than they are required to purchase in this offering. The underwriter must close out any short sale by purchasing shares in the open market. A short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of this offering.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriter for its own account, may have the effect of preventing or retarding a decline in the market price of the Class A common stock, and may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist absent those transactions in the open market. If these activities are transactions, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

The underwriter does not expect sales to discretionary accounts that its or its affiliates manage to exceed five percent of the total number of shares offered.

Artisan Partners Asset Management estimates that the total amount of expenses of this offering to be paid by Artisan Partners Asset Management will be approximately $339,000, and the total amount of expenses of this offering to be paid by the selling stockholders will be approximately $150,000.

Artisan Partners Asset Management and each of the selling stockholders have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The underwriter and its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriter and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for Artisan Partners Asset Management and its affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriter and its affiliates also may make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments of Artisan Partners Asset Management.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus supplement and the accompanying prospectus do not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus supplement and the accompanying prospectus contain general information only and do not take account of the investment objectives, financial situation or particular needs of any particular person. They do not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus supplement and the accompanying prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Member States of the European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that relevant Member State (the relevant implementation date), an offer of shares described in this prospectus supplement and the accompanying prospectus may not be made to the public in that relevant Member State prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that relevant Member State or, where appropriate, approved in another relevant Member State and notified to the competent authority in that relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant Member State at any time:

(a) to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to fewer than 100 or, if that Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than “qualified investors” as defined below) subject to obtaining the prior consent of the representative; or

(c) in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of shares described in this prospectus supplement and the accompanying prospectus located within a relevant Member State will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purposes of the above, the expression an “offer of securities to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in that Member State), and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in that Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Neither Artisan Partners Asset Management nor the selling stockholders have authorized and do not authorize the making of any offer of shares through any financial intermediary on its or their behalf, other than offers made by the underwriter with a view to the final placement of the shares as contemplated in this prospectus supplement. Accordingly, no purchaser of the shares, other than the underwriter, is authorized to make any further offer of the shares on behalf of the sellers or the underwriter.

Dubai International Financial Centre

This prospectus supplement and the accompanying prospectus relate to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus supplement and the accompanying prospectus are intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement and the accompanying prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement and the accompanying prospectus. The securities to which this prospectus supplement and the accompanying prospectus relate may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus supplement or the accompanying prospectus you should consult an authorized financial advisor.

Hong Kong

The shares have not been offered or sold and will not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the Financial Instruments and Exchange Law, and the underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person who is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the issuer or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of shares.

United Kingdom

This prospectus supplement and the accompanying prospectus are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”).

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA) in connection with the issue or sale of any shares which are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to us.

This prospectus supplement and the accompanying prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

VALIDITY OF CLASS A COMMON STOCK

The validity of the shares of Class A common stock offered hereby has been passed upon for Artisan Partners Asset Management by Sullivan & Cromwell LLP, New York, New York. The validity of the shares of Class A common stock offered hereby will be passed upon for the underwriter by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The financial statements incorporated in the accompanying prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2013 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

10,020,396 Shares

Class A Common Stock

This prospectus relates to 10,020,396 shares of Class A common stock of Artisan Partners Asset Management Inc. that we or the selling stockholders identified herein may offer and sell from time to time in amounts, at prices and on terms that will be determined at the time of the offering.

This prospectus describes the general manner in which the shares of our Class A common stock may be offered and sold by us and the selling stockholders. If necessary, the specific manner in which shares of Class A common stock may be offered and sold will be described in a supplement to this prospectus.

All of the selling stockholders will have received their shares of Class A common stock upon exchange of currently outstanding limited partnership units of Artisan Partners Holdings LP, our direct subsidiary, or upon conversion of currently outstanding shares of our convertible preferred stock. We will not receive any proceeds from the sale of shares of Class A common stock by any selling stockholder.

Our Class A common stock is listed on the New York Stock Exchange under the ticker symbol “APAM”. On March 31, 2014, the last reported sale price of our Class A common stock was $64.25 per share.

You should carefully read this prospectus and any applicable prospectus supplement, together with the documents incorporated by reference, before you invest in our Class A common stock.

Investing in our securities involves risks. See “Risk Factors” beginning on page 13 of our Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated herein by reference, to read about factors you should consider before buying shares of our Class A common stock. We are an “emerging growth company” under the federal securities laws and, as such, are eligible for reduced public company reporting and other requirements.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated April 3, 2014

We are responsible for the information contained in this prospectus, in the documents incorporated by reference in this prospectus as described under “Where You Can Find More Information”, in any accompanying prospectus supplement and in any free writing prospectus we may authorize to be delivered to you. Neither we nor any selling stockholder have authorized anyone to give you any other information, and take no responsibility for any other information or representations that others may give you. This prospectus, any accompanying prospectus supplement and any such free writing prospectus may be used only for the purposes for which they have been published, and no person has been authorized to give any information not contained in or incorporated by reference into this prospectus and any accompanying prospectus supplement or any such free writing prospectus. If you receive any other information, you should not rely on it. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should not assume that the information contained in or incorporated by reference into this prospectus is accurate as of any date other than the date on the cover page of this prospectus. You should read carefully the entire prospectus, any prospectus supplement and any free writing prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision.

Except where the context requires otherwise, in this prospectus:

•	“AIC” refers to Artisan Investment Corporation, an entity controlled by Andrew A. Ziegler and Carlene M. Ziegler, who are married to each other, and through which Mr. Ziegler and Mrs. Ziegler maintain their ownership interests in Artisan Partners Holdings;

•	“Artisan Funds” refers to Artisan Partners Funds, Inc., a family of Securities and Exchange Commission registered mutual funds;

•	“Artisan Global Funds” refers to Artisan Partners Global Funds PLC, a family of Ireland-domiciled funds organized pursuant to the European Union’s Undertaking for Collective Investment in Transferable Securities;

•	“Artisan Partners Asset Management Inc.”, “Artisan”, “Artisan Partners Asset Management”, the “company”, “we”, “us” and “our” refer to Artisan Partners Asset Management Inc., a Delaware corporation, and, unless the context otherwise requires, its direct and indirect subsidiaries, and, for periods prior to our initial public offering, “Artisan,” the “company,” “we,” “us” and “our” refer to Artisan Partners Holdings LP and, unless the context otherwise requires, its direct and indirect subsidiaries;

•	“Artisan Partners Holdings” and “Holdings” refer to Artisan Partners Holdings LP, a limited partnership organized under the laws of the State of Delaware, and, unless the context otherwise requires, its direct and indirect subsidiaries;

•	“client” and “clients” refer to investors who access our investment management services by investing in mutual funds, including the funds of Artisan Funds or Artisan Global Funds, or by engaging us to manage a separate account in one or more of our investment strategies (such accounts include collective investment trusts, which are pools of retirement plan assets maintained by a bank or trust company, and other pooled investment vehicles for which we are investment adviser, each of which we manage on a separate account basis);

•	“IPO” means the initial public offering of 12,712,279 shares of Class A common stock of Artisan Partners Asset Management Inc. completed on March 12, 2013;

•	“IPO Reorganization” means the series of transactions Artisan Partners Asset Management Inc. and Artisan Partners Holdings completed on March 12, 2013, immediately prior to the IPO, in order to reorganize their capital structures in preparation for the IPO;

•	“November 2013 Offering” means the public offering of 5,520,000 shares of Class A common stock of Artisan Partners Asset Management Inc. completed on November 6, 2013; and

•	“2014 Follow-On Offering” means the public offering of 9,284,337 shares of Class A common stock of Artisan Partners Asset Management Inc. completed on March 12, 2014.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf process, we and the selling stockholders may sell the securities described in this prospectus from time to time in one or more offerings. If necessary, we will provide a prospectus supplement along with this prospectus that will contain specific information about the terms of the offering. The accompanying prospectus supplement may also add, update or change information contained in this prospectus. If information varies between this prospectus and the accompanying prospectus supplement, you should rely on the information in the accompanying prospectus supplement. You should read both this prospectus and the accompanying prospectus supplement together with the additional information described under “Where You Can Find More Information”.

See “Artisan Partners Asset Management—Resale and Registration Rights Agreement” and “Relationships and Related Party Transactions—Transactions in connection with the IPO Reorganization—Resale and Registration Rights Agreement” for a description of the registration rights agreement pursuant to which we are required to file, and maintain the effectiveness of, the registration statement of which this prospectus forms a part.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC relating to the shares of Class A common stock covered by this prospectus. This prospectus, and any document incorporated by reference into this prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our Class A common stock, we refer you to the registration statement and to its exhibits. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC.

You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and we are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You also are able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website. We make available free of charge on the Investor Relations section of our website (www.apam.com) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed or furnished with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act. We intend to make available to our stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC on or after the date of this prospectus and prior to the termination of the offering of securities by means of this prospectus will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

We incorporate by reference into this prospectus the following documents or information filed by us with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Annual Report on Form 10-K for the year ended December 31, 2013, filed on February 26, 2014 (File No. 001-35826);

•	Current Report on Form 8-K, dated March 12, 2014, filed March 12, 2014 (File No. 001-35826); and

•	All documents under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and before the termination of the offering of securities under this prospectus.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request those documents from Artisan Partners Asset Management Inc., at 875 E. Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin 53202. You may also contact us by telephone at (414) 390-6100 or visit our website at www.artisanpartners.com for copies of those documents. We post updated information about our assets under management under the Financial Information section of our Investor Relations website (www.apam.com) after the conclusion of the seventh trading day of the New York Stock Exchange, or NYSE, of each month. Information contained on our websites is not part of this prospectus.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference, and from time to time our management may make, forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify these statements by forward-looking words such as “may”, “might”, “will”, “should”, “expects”, “intends”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue”, the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions, may include projections of our future financial performance, future expenses, anticipated growth strategies, descriptions of new business initiatives and anticipated trends in our business or financial results. These statements are only predictions based on our current expectations and projections about future events. Among the important factors that could cause actual results, level of activity, performance or achievements to differ materially from those indicated by such forward-looking statements are: fluctuations in quarterly and annual results, adverse economic or market conditions, incurrence of net losses, adverse effects of management focusing on implementation of a growth strategy, failure to develop and maintain the Artisan Partners brand and other factors disclosed under “Risk Factors” in Item 1A of our most recent Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the SEC on February 26, 2014, as such factors may be updated from time to time in our periodic filings with the SEC, as well as the other information contained or incorporated by reference in this prospectus or in any prospectus supplement hereto. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Forward-looking statements include, but are not limited to, statements about:

•	our anticipated future results of operations;

•	our potential operating performance and efficiency;

•	our expectations with respect to future levels of assets under management, including the capacity of our strategies and client cash inflows and outflows;

•	our financing plans, cash needs and liquidity position;

•	our intention to pay dividends and our expectations about the amount of those dividends;

•	our expected levels of compensation of our employees;

•	our expectations with respect to future expenses and the level of future expenses;

•	our expected tax rate, and our expectations with respect to deferred tax assets; and

•	our estimates of future amounts payable pursuant to our tax receivable agreements.

ARTISAN PARTNERS ASSET MANAGEMENT

Founded in 1994, we are an investment management firm that provides a broad range of U.S., non-U.S. and global investment strategies. Since our founding, we have pursued a business model that is designed to maximize our ability to produce attractive investment results for our clients, and we believe this model has contributed to our success in doing so. We focus on attracting, retaining and developing talented investment professionals by creating an environment in which each investment team is provided ample resources and support, transparent and direct financial incentives, and a high degree of investment autonomy. We offer to clients 14 actively-managed investment strategies, managed by six distinct investment teams. Each team is led by one or more experienced portfolio managers with a track record of strong investment performance and is devoted to identifying long-term investment opportunities. We believe this autonomous structure promotes independent analysis and accountability among our investment professionals, which we believe promotes superior investment results.

Each of our strategies is designed to have a clearly articulated, consistent and replicable investment process that is well-understood by clients and managed to achieve long-term performance. Throughout our history, we have expanded our investment management capabilities in a disciplined manner that we believe is consistent with our overall philosophy of offering high value-added investment strategies in growing asset classes.

In addition to our investment teams, we have a management team that is focused on our business objectives of achieving profitable growth, expanding our investment capabilities, diversifying the source of our assets under management and delivering superior client service. Our management team supports our investment management capabilities and manages a centralized infrastructure, which allows our investment professionals to focus primarily on making investment decisions and generating returns for our clients.

We offer our investment management capabilities primarily to institutions and through intermediaries that operate with institutional-like decision-making processes and have longer-term investment horizons, by means of separate accounts and mutual funds. Our clients include pension and profit sharing plans, trusts, endowments, foundations, charitable organizations, government entities, private funds and non-U.S. pooled investment vehicles that are generally comparable to U.S. mutual funds, as well as mutual funds, non-U.S. funds and collective trusts we sub-advise. We serve as the investment adviser to Artisan Funds, a family of SEC-registered mutual funds, that offers shares in multiple classes designed to meet the needs of a range of institutional and other investors, and as investment manager and promoter of Artisan Global Funds, a family of Ireland-based UCITS funds that offers shares to non-U.S. investors.

We access traditional institutional clients primarily through relationships with investment consultants and access institutional-like investors primarily through consultants, alliances with major defined contribution/401(k) platforms and relationships with fee-based financial advisors and broker-dealers. We derive essentially all of our revenues from investment management fees, which primarily are based on a specified percentage of clients’ average assets under management. These fees are derived from investment advisory and sub-advisory agreements that are terminable by clients upon short notice or no notice.

Artisan Partners Asset Management is a holding company that was incorporated in Wisconsin on March 21, 2011 and converted to a Delaware corporation on October 29, 2012. Our assets principally consist of our ownership of partnership units of Artisan Partners Holdings, deferred tax assets and cash. We conduct all of our business activities through operating subsidiaries of Artisan Partners Holdings.

In March 2013, we completed our IPO and a series of reorganization transactions, which we refer to as the IPO Reorganization, in order to reorganize our capital structures in preparation for our IPO. The IPO Reorganization was designed to create a capital structure that preserves our ability to conduct our business through Artisan Partners Holdings, while permitting us to raise additional capital and provide access to liquidity through a public company. Multiple classes of securities at the public company level were necessary to achieve those objectives and maintain a corporate governance structure consistent with that of Artisan Partners Holdings prior to the reorganization. Among other changes, the IPO Reorganization modified our capital structure into three classes of common stock and a class of convertible preferred stock. For a description of these shares, see “Description of Capital Stock”. Each outstanding share of common stock and convertible preferred stock at the public company level corresponds to a partnership unit at the Artisan Partners Holdings level.

Exchange Agreement

In connection with our IPO Reorganization, we entered into an exchange agreement with the holders of limited partnership units, or LP units, of Artisan Partners Holdings. The exchange agreement generally provides that the holders of LP units are permitted to exchange such units (together with a share of our Class B or Class C common stock, as applicable) in a number of circumstances that are generally based on, but in several respects are not identical to, the “safe harbors” contained in the U.S. Treasury Regulations dealing with “publicly traded partnerships” for U.S. federal income tax purposes. In accordance with the terms of the exchange agreement, LP units are exchangeable: (i) in connection with the first underwritten offering in any calendar year, if any, pursuant to the registration rights agreement (including the 2014 Follow-On Offering, which we completed in March 2014); (ii) on a specified date each fiscal quarter; (iii) in connection with the holder’s death, disability or mental incompetence; (iv) as part of one or more exchanges by the holder and any related persons during any 30-calendar day period representing in the aggregate more than 2% of all outstanding partnership units (generally disregarding interests held by us); (v) if the exchange is of all of the LP units held by private equity funds controlled by Hellman & Friedman LLC, or the H&F holders, or AIC in a single transaction; (vi) in connection with a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to our Class A common stock that is effected with the consent of our board of directors or in connection with certain mergers, consolidations or other business combinations; or (vii) if we permit the exchanges after determining that Artisan Partners Holdings would not be treated as a “publicly traded partnership” under Section 7704 of the Internal Revenue Code as a result. Our board of directors may waive restrictions on exchange in the exchange agreement.

Pursuant to our restated certificate of incorporation, shares of our convertible preferred stock are convertible at the election of the holder into shares of our Class A common stock. These rights permit the holders of LP units and the holders of convertible preferred stock to exchange or convert their securities for which there is no public trading market for shares of publicly-traded Class A common stock.

In order to make a share of Class A common stock represent the same percentage economic interest in Artisan Partners Holdings as a common unit of Artisan Partners Holdings, disregarding corporate-level taxes and payments with respect to the tax receivable agreements we entered into in connection with our IPO, we will always hold a number of general partnership units, or GP units, of Artisan Partners Holdings equal to the number of shares of Class A common stock issued and outstanding. As the holders of LP units exchange their units for Class A common stock, we will receive a number of GP units equal to the number of shares of our Class A common stock that they receive, and a number of LP units, and shares of our Class B or Class C common stock, as applicable, equal to the number of units so exchanged will be cancelled. We will retain any preferred units exchanged for shares of convertible preferred stock until the subsequent conversion of such shares into shares of our Class A common stock, although a number of shares of our Class C common stock equal to the number of units so exchanged will be cancelled. Upon conversion of shares of convertible preferred stock, we will exchange a number of preferred units we hold for GP units equal to the number of shares of our Class A common stock issued upon conversion.

The above description of the exchange of LP units and the conversion of shares of our convertible preferred stock is a summary and is qualified in its entirety by reference to the exchange agreement and our restated certificate of incorporation, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Resale and Registration Rights Agreement

In connection with our IPO Reorganization, we also entered into a resale and registration rights agreement, which we refer to as the registration rights agreement, with the holders of LP units and the holders of our convertible preferred stock, pursuant to which the shares of our Class A common stock issued upon exchange of their LP units, and, if applicable, conversion of their convertible preferred stock, are eligible for resale. The agreement was amended and restated upon the closing of the November 2013 Offering. The holders of LP units who exchange their LP units and the holders of shares of convertible preferred stock who convert such shares, generally may not sell the shares of Class A common stock received upon exchange or conversion, as applicable, until after June 1, 2014, unless our board of directors and/or the underwriters of the 2014 Follow-On Offering grant a waiver.

Pursuant to the registration rights agreement, we committed to file on or as soon as possible after March 12, 2014 and in any event prior to June 12, 2014, a shelf registration statement registering secondary sales of certain Class A common stock issuable upon exchange of LP units or conversion of convertible preferred stock, and committed to use our reasonable best efforts, prior to June 12, 2014 and in any event as soon as possible after March 12, 2014, to cause the SEC to declare the shelf registration statement effective. The filing and automatic effectiveness of the registration statement of which this prospectus forms a part satisfies our obligations with respect to this shelf registration statement.

The above description of the registration rights agreement is qualified in its entirety by reference to such agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. See also “Relationships and Related Party Transactions—Transactions in connection with the IPO Reorganization—Resale and Registration Rights Agreement”.

Our principal executive offices are located at 875 E. Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin 53202. Our telephone number at this address is (414) 390-6100 and our website address is www.artisanpartners.com. We post updated information about our assets under management under the Financial Information section of our Investor Relations website (www.apam.com) after the conclusion of the seventh trading day of the NYSE of each month. Information contained on our websites is not part of this prospectus.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is a summary and is qualified in its entirety by reference to our restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Our authorized capital stock consists of 500,000,000 shares of Class A common stock, par value $0.01 per share, 200,000,000 shares of Class B common stock, par value $0.01 per share, 400,000,000 shares of Class C common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock (including 15,000,000 shares designated as convertible preferred stock, par value $0.01 per share).

As of March 31, 2014, 29,133,585 shares of our Class A common stock, 21,566,436 shares of our Class B common stock, 20,370,787 shares of our Class C common stock and 455,011 shares of our convertible preferred stock were outstanding.

Common Stock

Class A Common Stock

The holders of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

The holders of our Class A common stock are entitled to receive dividends (including dividends payable in shares of our Class A common stock or in rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class A common stock paid proportionally with respect to each outstanding share of our Class A common stock), if declared by our board of directors, out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. In the event that we receive any distributions on preferred units of Artisan Partners Holdings held by us, the terms of our convertible preferred stock prevent us from declaring or paying any dividend on our Class A common stock until we have paid to the convertible preferred stockholders an amount per share equal to the proceeds per preferred unit of any distributions we receive on the preferred units held by us plus the cumulative amount of any prior distributions made on the preferred units held by us which have not been paid to the convertible preferred stockholders, net of taxes, if any, payable by us on (without duplication) (i) allocations of taxable income related to such distributions and (ii) the distributions themselves, in each case in respect of the preferred units held by us. The rights of the holders of Class A common stock to distributions, including upon liquidation, are subject to the H&F preference, as described under “—Preferred Stock—Convertible Preferred Stock—Preferential Distributions to Holders of Preferred Units and Convertible Preferred Stock”. If the H&F preference is terminated, upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Class A common stock will be entitled to receive, on a pro rata basis, our remaining assets available for distribution.

The holders of our Class A common stock do not have preemptive, subscription, redemption or conversion rights.

Class B Common Stock

Initially, the holders of our Class B common stock are entitled to five votes for each share held of record on all matters submitted to a vote of stockholders. If and when the holders of our Class B common stock collectively hold less than 20% of the aggregate number of outstanding shares of our common stock and our convertible preferred stock, each share of Class B common stock will entitle its holder to only one vote per share held of record on all matters submitted to a vote of stockholders.

Our employee-partners as the holders of the Class B common units of Artisan Partners Holdings are currently the holders of all of the issued and outstanding shares of Class B common stock. Upon the termination of the employment of an employee-partner, the employee-partner’s vested Class B common units and the associated Class B common stock are automatically exchanged for Class E common units and Class C common stock, respectively, and we cancel each unvested share of the employee-partner’s Class B common stock. Unvested Class B common units are forfeited by the terminated employee-partner.

The holders of our Class B common stock do not have any right to receive dividends (other than dividends payable in shares of our Class B common stock or in rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock) or to receive a distribution upon the dissolution, liquidation or sale of all or substantially all of our assets.

The holders of our Class B common stock do not have preemptive, subscription, redemption or conversion rights.

Class C Common Stock

The holders of our Class C common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

The holders of the Class A common units and preferred units of Artisan Partners Holdings, our former employee-partners and AIC as the holder of the Class D common units are currently the holders of all of the issued and outstanding shares of Class C common stock.

The holders of our Class C common stock do not have any right to receive dividends (other than dividends consisting of shares of our Class C common stock or in rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of our Class C common stock paid proportionally with respect to each outstanding share of our Class C common stock) or to receive a distribution upon the dissolution, liquidation or sale of all or substantially all of our assets.

The holders of our Class C common stock do not have preemptive, subscription, redemption or conversion rights.

Preferred Stock

Our restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock. Unless required by law or by any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the stockholders. Our board of directors is authorized to divide the preferred stock into series and, with respect to each series, to fix and determine the designation, terms, preferences, limitations and relative rights thereof, including the dividend rights, conversion or exchange rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series.

Subject to the rights of the holders of any series of preferred stock, the number of authorized shares of any series of preferred stock may be increased (but not above the total number of shares of preferred stock authorized under our restated certificate of incorporation) or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding shares. We could, without stockholder approval, issue preferred stock that could impede or discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders may believe is in their best interests or in which they may receive a premium for their Class A common stock over the market price of the Class A common stock.

Convertible Preferred Stock

The holders of our convertible preferred stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

The holder of our convertible preferred stock is currently a private equity fund controlled by Hellman & Friedman LLC. Shares of convertible preferred stock will also be issued upon exchange of preferred units of Artisan Partners Holdings on a one-for-one basis.

The holders of our convertible preferred stock are entitled to receive dividends, if declared by our board of directors, out of funds legally available therefor, subject to a maximum amount, per share, equal to the proceeds per preferred unit received by Artisan Partners Asset Management, net of taxes, if any, payable by Artisan Partners Asset Management on (without duplication) (i) allocations of taxable income related to such distributions and (ii) the distributions themselves, in each case in respect of the preferred units held by us (using an assumed tax rate based on the maximum combined corporate federal, state and local income tax rate applicable to us, taking into account the deductibility of state and local income taxes). For purposes of determining the taxable income or gain attributable to proceeds in respect of the preferred units held by us, any deduction or loss that is taken into account under the tax receivable agreements is excluded.

The holders of our convertible preferred stock do not have preemptive, subscription or redemption rights.

Preferential Distributions to Holders of Preferred Units and Convertible Preferred Stock

Taxable income and loss and distributions of profits of Artisan Partners Holdings are generally allocated and made to its partners pro rata in accordance with the number of partnership units of Artisan Partners Holdings they hold, except in the case of (i) a partial capital event or (ii) dissolution of Artisan Partners Holdings (as described below). We refer in this prospectus to the preferential distributions in the case of partial capital events or dissolution of Artisan Partners Holdings, together with the preference rights of the convertible preferred stock, as the H&F preference. The H&F preference will terminate if the average daily VWAP of our Class A common stock for any period of 60 consecutive trading days, beginning June 12, 2014, is at least $43.11 divided by the then-applicable conversion rate.

We will always hold a number of preferred units of Artisan Partners Holdings equal to the number of shares of convertible preferred stock outstanding. We are entitled to any distributions (including preferential distributions) paid on the preferred units we hold. Each share of convertible preferred stock entitles its holder to dividends equal to the proceeds per preferred unit of such distributions plus the cumulative amount of any prior distributions made on the preferred units held by us which have not been paid to the convertible preferred stockholders, net of taxes, if any, payable by us on (without duplication) (i) allocations of taxable income related to such distributions and (ii) the distributions themselves, in each case in respect of the preferred units held by us (using an assumed tax rate based on the maximum combined corporate federal, state and local income tax rate applicable to us, taking into account the deductibility of state and local income taxes). For purposes of determining the taxable income or gain attributable to proceeds in respect of the preferred units held by us, any deduction or loss that is taken into account under the tax receivable agreements is excluded. Until we have declared and paid a dividend, or, in the case of a liquidation, distributed an amount equal to such proceeds to the holders of our convertible preferred stock, we may not declare or pay a dividend on, or redeem or repurchase shares of, any other class of our capital stock, including our Class A common stock.

Partial Capital Events. A “partial capital event” means any sale, transfer, conveyance or disposition of consolidated assets of Artisan Partners Holdings for cash or other liquid consideration (other than in a transaction (i) in the ordinary course of business, (ii) that involves assets with a fair market value of less than or equal to 1% of the consolidated assets of Artisan Partners Holdings or (iii) that is part of or would result in a dissolution of Artisan Partners Holdings), or the incurrence of indebtedness by Artisan Partners Holdings or its subsidiaries, the principal purpose of which is to distribute the proceeds to the partners or equity holders thereof. A “partial capital event” does not include the incurrence of any indebtedness that is refinancing indebtedness of Artisan Partners Holdings outstanding on or prior to March 12, 2013.

The net proceeds of any partial capital event will be distributed:

•	first, 60% to the holders of the preferred units and 40% to the holders of all of the classes of common units and GP units in each case in proportion to their respective capital account balances, until the amount distributed on each preferred unit in respect of all partial capital events equals $34.49 per unit, which we refer to as the per unit preference amount;

•	second, in the event that any amounts were ever distributed in accordance with the preceding bullet point, 100% to the holders of all of the classes of common units and GP units, in each case in proportion to their respective capital account balances, until the cumulative amount distributed on each such unit in respect of all partial capital events equals the cumulative amount the holders of all of the classes of common units and GP units would have received from all partial capital event distributions had all such distributions been made in proportion to the respective number of partnership units held by all partners; and

•	third, to the holders of all classes of partnership units (including GP units) in proportion to their respective capital account balances.

Notwithstanding the foregoing, the holders of the preferred units may decline all or any portion of a preferential distribution of the net proceeds of a partial capital event.

Dissolution. The assets of Artisan Partners Holdings will be distributed upon its dissolution, after satisfaction of its debts and liabilities:

•	first, in the event Artisan Partners Holdings has undistributed profits earned or accrued after our IPO, to the holders of all classes of partnership units (including GP units), in each case in proportion to each partner’s respective number of units at the time such profits were earned or accrued, until Artisan Partners Holdings has distributed all such profits;

•	second, to the holders of all classes of partnership units (including GP units), in each case in proportion to their interests in undistributed profits earned or accrued prior to the consummation of our IPO until Artisan Partners Holdings has distributed all such profits, provided that Artisan Partners Asset Management shall have an initial interest in such profits equal to the percentage interest of all partnership units represented by its GP units;

•	third, to the holders of the preferred units in proportion to their respective capital account balances, until the amount distributed on each preferred unit (including any preferential distributions previously made in connection with any partial capital event) equals the per unit preference amount;

•	fourth, in the event that any amounts have been distributed to the holders of preferred units upon a partial capital event or pursuant to the preceding bullet point, to the holders of all of the classes of common units and GP units, in each case in proportion to their respective capital account balances, until the cumulative amount distributed on each such unit (including distributions in respect of partial capital events since the completion of our IPO) equals the cumulative amount the holders of all of the classes of common units and GP units would have received from all partial capital event and dissolution distributions had all such distributions been made in proportion to the respective number of partnership units held by all partners; and

•	fifth, to the holders of all of the classes of partnership units (including the GP units) in proportion to their respective capital account balances.

Upon termination of the H&F preference, if any preferential distributions were previously made with respect to the preferred units, distributions in the case of a partial capital event or dissolution of Artisan Partners

Holdings will be made solely to the holders of partnership units (including GP units) other than the preferred units, in each case in proportion to their respective capital account balances, until the cumulative amount distributed per unit equals the amount the holders of partnership units (including GP units) would have received from all partial capital event and dissolution distributions had all such distributions been made in proportion to the respective number of partnership units held by all partners. After that, all holders of the partnership units, including the holders of the preferred units, will be entitled to distributions in proportion to their respective capital account balances, and Artisan Partners Holdings will no longer be required to make any distributions in connection with a partial capital event. The balance of each partner’s capital account as a percentage of the aggregate capital account balances of all partners corresponds to that partner’s respective percentage interest in the profits of Artisan Partners Holdings.

Convertible Preferred Stock Conversion Rate

Each share of our convertible preferred stock is convertible into a number of shares of our Class A common stock equal to the conversion rate (as described below). When the holders of convertible preferred stock are no longer entitled to preferential distributions, as described above in “—Preferential Distributions to Holders of Preferred Units and Convertible Preferred Stock” and any preferred distributions have been paid in full to such holders, all shares of convertible preferred stock will automatically convert into shares of our Class A common stock at the then-applicable conversion rate plus cash in lieu of fractional shares (after aggregating all shares of our Class A common stock that would otherwise be received by such holder).

The conversion rate will equal the excess, if any, of (a) one over (b) a fraction equal to (x) the cumulative excess distributions per preferred unit (as described below) divided by (y) the average daily VWAP per share of our Class A common stock for the 60 consecutive trading days immediately preceding the conversion date. The cumulative excess distributions per preferred unit will equal the excess, if any, of (a) the cumulative amount of distributions upon partial capital events made per preferred unit over (b) the cumulative amount of distributions upon partial capital events made, on a per unit basis, to the holders of the classes of units other than the preferred units. The conversion rate will equal one when either (i) no partial capital events have occurred or (ii) when the amount distributed in respect of all partial capital events on a per unit basis equals the amount distributed per preferred unit in respect of all partial capital events.

Voting

Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of the election of directors, by a plurality) of the votes entitled to be cast by all shares of Class A common stock, Class B common stock, Class C common stock and convertible preferred stock present in person or represented by proxy, voting together as a single class. However, as set forth below under “—Anti-Takeover Effects of Provisions of Delaware Law and Our Restated Certificate of Incorporation and Amended and Restated Bylaws—Amendments to Our Governing Documents”, certain material amendments to our restated certificate of incorporation must be approved by at least 66 2/3% of the combined voting power of all of our outstanding capital stock entitled to vote in the election of our board, voting together as a single class. In addition, amendments to our restated certificate of incorporation, including in connection with a merger, that would alter or change the powers, preferences or rights of the Class A common stock, Class B common stock, Class C common stock or convertible preferred stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class or series, as applicable. With certain exceptions, any amendment to our restated certificate of incorporation to increase or decrease the authorized shares of any class of common stock or the convertible preferred stock must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class or series, as applicable.

Authorized but Unissued Capital Stock

The Delaware General Corporation Law, or DGCL, does not generally require stockholder approval for the issuance of authorized shares. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. However, the listing requirements of the NYSE, which would apply so long as the Class A common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Class A common stock.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities they may believe are in their best interests or in which they may receive a premium for their Class A common stock over the market price of the Class A common stock.

Anti-Takeover Effects of Provisions of Delaware Law and Our Restated Certificate of Incorporation and Amended and Restated Bylaws

Business Combination Statute

We are a Delaware corporation subject to Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in any “business combination” with any “interested stockholder” for a three-year period following the time such stockholder became an interested stockholder unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares as specified in Section 203; or

•	at or subsequent to such time the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years did own, 15% or more of our voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement described above would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Corporate Opportunities

Our restated certificate of incorporation provides that, to the fullest extent permitted by applicable law, Hellman & Friedman LLC, Sutter Hill Ventures and their respective affiliates have no obligation to offer us an opportunity to participate in business opportunities presented to Hellman & Friedman LLC, Sutter Hill Ventures or their respective affiliates even if the opportunity is one that we might reasonably have pursued (and therefore may be free to compete with us in the same business or similar business), and we renounce and waive and agree not to assert any claim for breach of any fiduciary or other duty relating to any such opportunity against Hellman & Friedman LLC or Sutter Hill Ventures or their respective affiliates by reason of any such activities unless, in the case of any person who is a director or officer of our company, such opportunity is expressly offered to such director or officer in writing solely in his or her capacity as an officer or director of our company. Stockholders are deemed to have notice of and consented to this provision of our restated certificate of incorporation.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors. These procedures provide that notice of such stockholder approval must be timely given in writing to our secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information required to be provided by the amended and restated bylaws.

Limits on Written Consents

Our restated certificate of incorporation provides that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders or may be effected by a unanimous consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of our Class B and Class C common stock or our preferred stock to act by written consent in connection with actions that require their vote as a separate class.

Annual Meetings; Limits on Special Meetings

We expect to have annual meetings of stockholders beginning in 2014. Subject to the rights of the holders of any series of preferred stock, special meetings of the stockholders may be called only by (i) our board of directors, (ii) the Chairman of our board or (iii) our Chief Executive Officer.

Amendments to Our Governing Documents

Generally, the amendment of our restated certificate of incorporation requires approval by our board of directors and a majority vote of stockholders; however, certain material amendments (including amendments with respect to provisions governing board composition, actions by written consent and special meetings) require the approval of at least 66 2⁄3% of the votes entitled to be cast by the outstanding capital stock in the elections of our board. Any amendment to our amended and restated bylaws requires the approval of either a majority of our board of directors or the holders of at least 66 2⁄3% of the votes entitled to be cast by the outstanding capital stock in the election of our board. Such a super majority vote of the board shall be required for the board to amend the bylaws to increase the number of directors and, prior to December 31, 2016, no such amendment shall increase the number of directors to more than nine or decrease the number of directors to fewer than four. In addition, amendments to our restated certificate of incorporation (whether by merger, consolidation or otherwise) that would alter or change the powers, preferences or rights of the Class A common stock, Class B common stock, Class C common stock or convertible preferred stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class or series, as applicable. Any amendment to our restated certificate of incorporation (whether by merger, consolidation or otherwise) to increase or decrease the authorized shares of any class of common stock or the convertible preferred stock must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class or series, as applicable.

Sole and Exclusive Forum

Our restated certificate of incorporation provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our restated certificate of incorporation or our amended and restated bylaws or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein and the claim not being one which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or for which the Court of Chancery does not have subject matter jurisdiction. Any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to this provision of our restated certificate of incorporation. This choice of forum provision may have the effect of discouraging lawsuits against us and our directors, officers, employees and agents. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find the provision of our restated certificate of incorporation to be inapplicable or unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC.

Listing

Our Class A common stock is listed on the NYSE under the symbol “APAM”.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of Class A common stock by any selling stockholder pursuant to this prospectus. If we sell any shares of Class A common stock pursuant to this prospectus, we will use the net proceeds we receive as set forth in the applicable prospectus supplement.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

OF OUR CLASS A COMMON STOCK

This section summarizes the material United States federal income and estate tax consequences of the ownership and disposition of Class A common stock by a non-U.S. holder. It applies to you only if you acquire your Class A common stock in one or more offerings under this prospectus and you hold the Class A common stock as a capital asset for U.S. federal income tax purposes. You are a non-U.S. holder if you are, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the Class A common stock.

This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation”, “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). This section is based on the tax laws of the United States, including the Internal Revenue Code, as amended, or the Code, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds the Class A common stock, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Class A common stock should consult its tax adviser with regard to the United States federal income tax treatment of an investment in the common stock.

You should consult a tax adviser regarding the United States federal tax consequences of acquiring, holding and disposing of Class A common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

Except as described below, if you are a non-U.S. holder of Class A common stock, distributions paid to you that are characterized as dividends for United States federal income tax purposes are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Notwithstanding that part or all of a distribution on your Class A common stock may not be characterized as a dividend for United States federal income tax purposes because it is not made out of our current or accumulated earnings and profits (and is thus treated as a return of capital, which is not subject to United States federal withholding tax, or as capital gain, which is subject to tax as described below), we and other payors may withhold on such distribution as if the entire distribution were a dividend. In such a case, you may generally obtain a refund of any amounts withheld in respect of those portions of distributions that are ultimately determined not to be dividends by filing a refund claim with the United States Internal Revenue Service. In addition, even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

•	a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

•	in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the United States Internal Revenue Service.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	you are a non-United States person, and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition of Common Stock

If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of Class A common stock unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis,

•	you are an individual, you hold the Class A common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, or

•	we are or have been a United States real property holding corporation for federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the Class A common stock and you are not eligible for any treaty exemption.

If you are a non-U.S. holder and the gain from the disposition of the Class A common stock is effectively connected with your conduct of a trade or business in the United States (and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis), you will be subject to tax on the net gain derived from the sale at rates applicable to United States citizens, resident aliens and domestic United States corporations. If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. If you are an individual non-U.S. holder described in the second bullet point immediately above, you will be subject to a flat 30% tax or a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate, on the gain derived from the sale, which may be offset by United States source capital losses, even though you are not considered a resident of the United States.

We have not been, are not and do not anticipate becoming a United States real property holding corporation for United States federal income tax purposes.

Federal Estate Taxes

Class A common stock held by a non-U.S. holder at the time of death will be included in the holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

In general (except as described below), backup withholding and information reporting will not apply to a distribution of dividends on the Class A common stock paid to you or to proceeds from the disposition of the Class A common stock by you, in each case, if you certify under penalties of perjury that you are a non-United States person, and neither we nor our paying agent (or other payor) have actual knowledge or reason to know to the contrary. In general, if the Class A common stock is not held through a qualified intermediary, the amount of dividends, the name and address of the beneficial owner and the amount, if any, of tax withheld may be reported to the Internal Revenue Service.

Any amounts withheld under the backup withholding rules will generally be allowed as a credit against your United States federal income tax liability or refunded, provided the required information is timely furnished to the Internal Revenue Service.

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

A 30% withholding tax will be imposed on certain payments to certain foreign financial institutions, investment funds and other non-U.S. persons that fail to comply with information reporting requirements in respect of their direct and indirect U.S. stockholders and/or U.S. accountholders. Such payments will include U.S.-source dividends and the gross proceeds from the sale or other disposition of stock that can produce U.S.-source dividends. Such withholding will only apply to payments of dividends made on or after July 1, 2014, and to payments of gross proceeds from a sale or other disposition of our Class A common stock occurring on or after January 1, 2017.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial statements present our consolidated statement of operations, assuming that all of the transactions described below had been completed as of January 1, 2013, and present our consolidated statement of financial position, assuming the 2014 Follow-On Offering had been completed on December 31, 2013. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions.

The pro forma adjustments principally give effect to the following transactions:

•	the IPO Reorganization and the completion of our IPO on March 12, 2013;

•	the November 2013 Offering completed on November 6, 2013; and

•	the 2014 Follow-On Offering completed on March 12, 2014.

Future exchanges of common and preferred units of Artisan Partners Holdings for shares of our Class A common stock or convertible preferred stock pursuant to the exchange agreement will be recorded at existing carrying value. Those exchanges will generate deferred tax assets and liabilities relating to our tax receivable agreements as discussed in footnote (c) to the Notes to Unaudited Pro Forma Consolidated Statements of Financial Condition as of December 31, 2013.

We have not made any pro forma adjustments to our general and administrative expense, or any of our other expense items, relating to reporting, compliance or investor relations costs, or other incremental costs that we may have incurred if we had been a public company prior to our IPO, including costs relating to compliance with Section 404 of Sarbanes-Oxley.

The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect our statement of operations or financial position that would have occurred had we operated as a public company throughout the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our statement of operations or financial position had the transactions contemplated in connection with the IPO Reorganization, our IPO, the November 2013 Offering and the 2014 Follow-On Offering been completed on the dates assumed. The unaudited pro forma consolidated financial information also does not project the statement of operations or financial position for any future period or date.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

	APAM Historical	IPO Reorganization and IPO Adjustments		November 2013 Offering Adjustments		As Adjusted Before 2014 Follow-On Offering	2014 Follow- On Offering Adjustments		APAM Pro Forma
	(dollars in millions, except per share amounts)
Revenues
Management fees
Artisan Funds & Artisan Global Funds	$464.3	$—		$—		$464.3	$—		$464.3
Separate accounts	219.0	—		—		219.0	—		219.0
Performance fees	2.5	—		—		2.5	—		2.5

Total revenues	685.8	—		—		685.8	—		685.8

Operating expenses
Compensation and benefits
Salaries, incentive compensation and benefits	309.2	—		—		309.2	—		309.2
Pre-offering related compensation—share-based awards	404.2	(306.4	)(a)	—		97.8	—		97.8
Pre-offering related compensation—other	143.0	(143.0	)(b)	—		—	—		—

Total compensation and benefits	856.4	(449.4)		—		407.0	—		407.0
Distribution and marketing	38.4	—		—		38.4	—		38.4
Occupancy	10.5	—		—		10.5	—		10.5
Communication and technology	14.4	—		—		14.4	—		14.4
General and administrative	27.3	—		—		27.3	—		27.3

Total operating expenses	947.0	(449.4)		—		497.6	—		497.6

Operating income	(261.2)	449.4		—		188.2	—		188.2

Non-operating income (loss)
Interest expense	(11.9)	0.3	(d)	—		(11.6)	—		(11.6)
Net gain (loss) of Launch Equity	10.7	—		—		10.7	—		10.7
Net gain on the valuation of contingent value rights	49.6	—		(49.6	)(g)	—	—		—
Net investment income	5.1	—		—		5.1	—		5.1

Total non-operating income (loss)	53.5	0.3		(49.6)		4.2	—		4.2

Income before income taxes	(207.7)	449.7		(49.6)		192.4	—		192.4
Provision for income taxes	26.4	1.9	(d)	2.0	(d)	30.3	12.1	(d)	42.4

Income from continuing operations before nonrecurring charges directly attributable to the transactions	(234.1)	447.8		(51.6)		162.1	(12.1)		150.0
Less: Net income attributable to noncontrolling interests—Artisan Partners Holdings	(269.6)	449.2	(e)	(49.1	)(e)	130.5	(22.0	)(e)	108.5
Less: Net income attributable to noncontrolling interests—Launch Equity	10.7	—		—		10.7	—		10.7

Net income (loss) attributable to Artisan Partners Asset Management before nonrecurring charges directly attributable to the transactions	$24.8	$(1.4)		$(2.5)		$20.9	$9.9		$30.8

Basic net income (loss) per share attributable to Artisan Partners Asset Management Class A common stockholders before nonrecurring charges directly attributable to the transactions(f)	$(2.04)								$1.04	(h)
Diluted net income (loss) per share attributable to Artisan Partners Asset Management Class A common stockholders before nonrecurring charges directly attributable to the transactions(f)	$(2.04)								$1.04	(h)
Shares used in basic net income per share	13,780,378								27,533,286
Shares used in diluted net income per share	13,780,378								27,988,297

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

Notes to Unaudited Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2013

(a)	Under the Class B grant agreements in effect prior to the IPO Reorganization and our IPO, Artisan Partners Holdings was required to redeem Class B common units upon the termination of employment of any holder of Class B common units. Historically, Artisan Partners Holdings recorded the Class B common units as a liability and recognized compensation expense for the distributions on those units and for changes in the value of the liability. As part of the IPO Reorganization, the Class B grant agreements were amended to eliminate the cash redemption feature. As a result, we no longer account for the Class B common units as liability awards and distributions on the awards are no longer recorded as compensation expense. We record compensation expense for the fair value of the unvested awards of Class B common units as of the close of the IPO Reorganization over the remaining vesting period. These pro forma adjustments represent the compensation expense that would be recorded had the IPO Reorganization occurred on January 1, 2013.

We have eliminated the historical compensation expense recognized for the change in the value of the liability award of $41.9 million for the year ended December 31, 2013. In addition, for the year ended December 31, 2013, we eliminated the one-time expense of $287.3 million incurred as a result of the amendment of the awards (based on the difference between the carrying value of the liability associated with the vested Class B common units immediately prior to our IPO and the value based on the $30.00 offering price per share of Class A common stock in our IPO).

As of January 1, 2013, the total value of unvested Class B common units would have been $251.5 million, based on the IPO price of $30.00 per share of Class A common stock and assuming 8,382,691 unvested Class B common units. We have included $97.8 million of expense that would have been recognized in 2013 based upon the unvested balance of Class B awards as of January 1, 2013 of $251.5 million, which is amortized over the remaining vesting period for each award. We have included $22.8 million of expense that would have been recognized for the year ended December 31, 2013 in addition to $75.0 million already recorded.

Based on the IPO price of $30.00 per share of Class A common stock and 7,623,997 unvested Class B common units as of March 12, 2013, the closing date of our IPO, the total value of unvested Class B common units as of such date was $228.7 million. As a result of the vesting requirements associated with the awards, we will recognize the following non-cash compensation charges from the closing date of our IPO through 2017 (does not include forfeitures that occurred subsequent to the date of our IPO):

(in millions)
2013	$76.0
2014	$65.2
2015	$43.1
2016	$29.8
2017	$14.6

Total	$228.7

(b)	As discussed in footnote (a) above, as part of the IPO Reorganization, we amended the Class B grant agreements to eliminate the cash redemption feature. Accordingly, we no longer record as compensation expense distributions on the Class B common units. This pro forma adjustment eliminates historical compensation expense associated with distributions of $65.7 million for the year ended December 31, 2013. In addition, for the year ended December 31, 2013, we have eliminated (i) $56.8 million of expense associated with cash incentive compensation payments made to certain portfolio managers in connection with our IPO and (ii) $20.5 million of expense relating to profits after our IPO otherwise allocable and distributable, in the aggregate, to our pre-IPO non-employee partners that instead were allocated and distributed to certain of our employee-partners as the expenses were nonrecurring charges directly attributable to our IPO.

(c)	This pro forma adjustment represents the elimination of interest expense associated with the $90.0 million of principal amount drawn under the revolving credit facility, which was repaid in full at the time of our IPO.

(d)	Represents the impact of foreign, U.S. federal and U.S. state income taxes that Artisan Partners Asset Management incurs as a corporation on its allocable portion of the income of Artisan Partners Holdings. Prior to the completion of our IPO on March 12, 2013, our business was historically organized as a partnership and was not subject to U.S. federal and certain U.S. state income taxes.

The provision for income taxes from operations differs from the amount of income tax computed by applying the applicable U.S. statutory federal income tax rate to income before provision for income taxes as follows:

	For the Year Ended December 31, 2013
	IPO Reorganization and IPO		November 2013 Offering		2014 Follow-On Offering
Federal Statutory Rate	$84.7	35.0%	$67.3	35.0%	$67.3	35.0%
Non-deductible share-based compensation	7.5	3.1%	9.4	4.9%	13.7	7.1%
Rate benefit from the flow through entity	(67.3)	(27.8)%	(50.0)	(26.0)%	(42.3)	(22.0)%
Other	3.4	1.4%	3.6	1.8%	3.7	1.9%

Provision for income taxes/Effective Tax Rate	$28.3	11.7%	$30.3	15.7%	$42.4	22.0%

Our effective tax rate includes a rate benefit attributable to the fact that, following our IPO, the November 2013 Offering and the 2014 Follow-On Offering, approximately 77%, 71% and 59%, respectively, of Artisan Partners Holdings’ earnings were or are attributable to other partners and not taxable to us. This favorable impact is partially offset by the impact of certain permanent items, primarily attributable to certain compensation-related expenses that are not deductible for tax purposes. Absent these items, our pro forma effective tax rate, on the portion of Artisan Partners Holdings’ income attributable to us, would be approximately 36%.

The rate benefit from the flow through entity primarily represents the portion of the tax effected (at statutory rates) consolidated pro forma income before tax attributable to the common and preferred units of Artisan Partners Holdings. The federal and state income taxes on the earnings attributable to the common and preferred units of Artisan Partners Holdings would be payable directly by the partners of Artisan Partners Holdings.

(e)	The common and preferred units owned by the limited partners of Artisan Partners Holdings are noncontrolling interests for financial accounting purposes. The amount attributable to noncontrolling interests represents the pro forma income of Artisan Partners Holdings attributable to those partners (77% on a pro forma basis after the IPO Reorganization and our IPO, 71% after the November 2013 Offering, and 59% after the 2014 Follow-On Offering).

The pro forma net income attributable to noncontrolling interest is computed as follows:

	For the Year Ended December 31, 2013
	IPO Reorganization and IPO	November 2013 Offering	2014 Follow-On Offering
	(dollars in millions)
Income before income taxes	$242.0	$192.4	$192.4
Less: Noncontrolling interest attributable to Launch Equity	10.7	10.7	10.7
Less: Artisan Partners Holdings’ unincorporated business and foreign taxes	2.6	2.6	2.6
Plus: Direct expenses of Artisan Partners Asset Management	3.6	3.6	3.6

Net income of Artisan Partners Holdings	232.3	182.7	182.7
Average noncontrolling interest % held by partners of Artisan Partners Holdings	77.3%	71.4%	59.4%

Average noncontrolling interest attributable to Artisan Partners Holdings partners	$179.6	$130.5	$108.5

(f)	In connection with the IPO Reorganization and our IPO, we incurred nonrecurring charges of $287.3 million as of the closing date of the IPO as a result of the modification of our Class B grant agreements, as discussed in footnote (a) above. In addition, as discussed in footnote (b) above, we (i) made bonus payments aggregating approximately $56.8 million to certain of our portfolio managers in connection with our IPO, (ii) incurred compensation expense aggregating $20.5 million representing reallocated distributions of profits and (iii) incurred approximately $65.7 million of expense associated with distributions on Class B common units as part of the IPO Reorganization. As part of the IPO Reorganization, we amended the Class B grant agreements to eliminate the cash redemption feature and distributions on our Class B common units are no longer recorded as compensation expense. We have removed these nonrecurring charges directly attributable to the transaction from the pro forma consolidated statement of operations for the year ended December 31, 2013.

(g)	Represents the elimination of the gain on the valuation of the contingent value rights, or CVRs, as result of the termination of the CVRs in connection with the November 2013 Offering. As part of the IPO Reorganization, Artisan Partners Holdings issued partnership CVRs and we issued public company CVRs in order to provide holders of preferred units of Artisan Partners Holdings and our convertible preferred stock with economic rights following the IPO Reorganization that, collectively, were similar (although not identical) to the economic rights they possessed with respect to Artisan Partners Holdings prior to the IPO Reorganization. In connection with the November 2013 Offering, all of the CVRs were terminated with no amounts paid or payable thereunder.

(h)	The pro forma basic and diluted net income per share calculation includes 5,520,000 and 9,284,337 shares of our Class A common stock sold in the November 2013 Offering and the 2014 Follow-On Offering, respectively, for which the proceeds received from the sale of such shares was used to purchase common and preferred units of Artisan Partners Holdings and shares of our convertible preferred stock, as applicable.

The purchase price of the convertible preferred stock and preferred units in connection with the November 2013 Offering exceeded the carrying value of the convertible preferred stock and preferred units by $51.7 million, and as a result is considered a deemed dividend. The purchase price of the convertible preferred stock and preferred units in connection with the 2014 Follow-On Offering exceeded the carrying value of the convertible preferred stock and preferred units by $49.0 million and is also considered a deemed dividend. However, as these deemed dividends result in a one-time impact to net income per share in the period of the respective offerings and not ongoing effects, the impact of the deemed dividends is excluded from the pro forma net income per share calculation. See footnote (b) to the Unaudited Pro Forma Consolidated Statement of Financial Condition for additional information.

The assumed exchange of units of Artisan Partners Holdings for Class A common stock in the future would have an antidilutive effect and, accordingly, the effect of such exchange has been excluded from pro forma basic and diluted net income per share attributable to Class A common stockholders. In addition, unvested restricted shares of Class A common stock were also determined to be antidilutive and these shares and allocated income have been excluded from pro forma diluted net income per share attributable to Class A common stockholders.

We have issued 16,670 restricted stock units to our non-employee directors, all of which vested upon grant and are included in the shares used to calculate pro forma basic and diluted net income per share.

Income available to Class A common stockholders for purposes of net income per share after giving effect to the IPO Reorganization, our IPO, the November 2013 Offering and the 2014 Follow-On Offering can be derived as follows:

Basic Earnings per Share	For the Year Ended December 31, 2013
	APAM Pro Forma	Class A Common Stockholders	Convertible Preferred Stockholders	Restricted Stockholders
	(dollars in millions, except per share amounts)
Net income attributable to Artisan Partners
Asset Management before nonrecurring charges directly attributable to the transactions	$30.8
Dividends paid	14.6	$13.3	$—	$1.3

Undistributed earnings	16.2
Economic ownership of Artisan Partners Asset Management		95.3%	1.6%	3.1%
Allocation of undistributed earnings		15.4	0.3	0.5
Distributed and undistributed earnings—basic		28.7	0.3	1.8
Shares used in basic net income per share		27,533,286	455,011	894,732
Basic net income per share attributable to Artisan Partners Asset Management Class A common stockholders before nonrecurring charges directly attributable to the transactions		$1.04
Additional earnings allocated from convertible preferred stockholders for diluted earnings per share		0.3
Distributed and undistributed earnings—diluted		29.0
Shares used in diluted net income per share		27,988,297
Diluted net income per share attributable to Artisan Partners Asset Management Class A common stockholders before nonrecurring charges directly attributable to the transactions		$1.04

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

as of December 31, 2013

	APAM Actual	2014 Follow-On Offering Adjustments		APAM Pro Forma
	(dollars in millions)
Assets
Cash and cash equivalents	$211.8	$552.8	(a)	$210.6
		(554.0	)(b)
Cash and cash equivalents of Launch Equity	19.1	—		19.1
Accounts receivable	64.1	—		64.1
Accounts receivable of Launch Equity	7.4	—		7.4
Investment securities	7.8	—		7.8
Investment securities of Launch Equity	63.4	—		63.4
Property and equipment, net	8.8	—		8.8
Deferred tax assets	187.9	279.2	(c)	467.0
		(0.1	)(d)
Prepaid expenses and other assets	11.1			11.1

Total assets	$581.4	$277.9		$859.3

Liabilities and stockholders’ equity (deficit)
Accounts payable, accrued expenses, and other liabilities	$45.3	$—		$45.3
Accrued incentive compensation	3.6	—		3.6
Amounts payable under tax receivable agreements	160.7	232.7	(c)	393.4
Borrowings	200.0	—		200.0
Payables of Launch Equity	7.5	—		7.5
Securities sold, not yet purchased of Launch Equity	32.0	—		32.0

Total liabilities	449.1	232.7		681.8
Stockholders’ permanent equity (deficit)
Common stock
Class A common stock	0.2	0.1	(a)	0.3
Class B common stock	0.3	(0.1	)(b)	0.2
Class C common stock	0.2	—	(b)	0.2
Convertible preferred stock	34.9	(21.6	)(b)	13.3
Additional paid-in capital	6.4	552.7	(a)	77.6
		(514.7	)(b)
		46.5	(c)
		(13.3	)(d)
Retained earnings	1.4	(1.4	)(b)	—
Accumulated other comprehensive income (loss)	0.4	0.1	(d)	0.5

Total stockholders’ permanent equity	43.8	48.3		92.1

Noncontrolling interest—Artisan Partners Holdings	38.0	(16.2	)(b)	34.9
		13.1	(d)
Noncontrolling interest—Launch Equity	50.5	—		50.5

Total equity (deficit)	132.3	45.2		177.5

Total liabilities and stockholders’ permanent equity (deficit)	$581.4	$277.9		$859.3

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

Notes to Unaudited Pro Forma Consolidated Statement of Financial Condition

As of December 31, 2013

(a)	Represents the issuance of 9,284,337 shares of our Class A common stock, par value $0.01 per share, in the 2014 Follow-On Offering, including (i) the par value of the Class A common stock, (ii) the additional paid-in capital representing the gross proceeds less the amount attributable to the par value and (iii) the deduction from additional paid-in capital of $21.6 million related to the underwriting discount and $1.2 million of estimated expenses.

(b)	Represents our purchase of 6,284,337 common units and 2,256,883 preferred units of Artisan Partners Holdings and 743,117 shares of our convertible preferred stock with the net proceeds of the 2014 Follow-On offering (based on an aggregate underwriting discount of $21.6 million).

As a result of our purchase of common and preferred units of Artisan Partners Holdings, we hold additional GP units in Artisan Partners Holdings and have an increased ownership interest in Artisan Partners Holdings. Our non-controlling interest decreased $16.2 million and additional paid-in capital increased $16.2 million as a portion of the net equity carried by the selling preferred non-controlling interest holders was allocated to us. Because we maintain control of Artisan Partners Holdings, changes in our ownership interest in Artisan Partners Holdings are treated as equity transactions.

Due to our purchase of 6,284,337 common units and 2,256,883 preferred units, the aggregate par value of the Class B and C common stock was reduced by $0.1 million, which increased additional paid-in capital.

Our purchase of convertible preferred stock reduced the carrying value of the convertible preferred stock on our consolidated statement of financial condition by $21.6 million. The excess of consideration paid over the carrying value of the purchased convertible preferred stock was recorded as a reduction to retained earnings of $1.4 million and additional paid-in capital of $21.3 million.

The purchase of preferred units and shares of convertible preferred stock resulted in a deemed dividend and a reduction to income available to common stockholders in our earnings per share calculation calculated as follows:

	Preferred Units	Convertible Preferred Stock
Offering proceeds, net of underwriting discount	$134.7	$44.3
Carrying value of preferred units / convertible preferred stock	70.8	21.6

Total deemed dividend	63.9	22.7

APAM share	41.1%	100.0%

Deemed dividend allocated to Class A common stockholders	$26.3	$22.7

(c)	Reflects the recognition of deferred tax assets as a result of our purchase of common and preferred units from the selling holders in connection with the 2014 Follow-On Offering and the recognition of tax liabilities related to our tax receivable agreements.

Under one of the tax receivable agreements, we are required to pay to each holder of limited partnership units of Artisan Partners Holdings 85% of the applicable cash savings, if any, in U.S. federal and state income tax that we actually realize as a result of certain tax attributes of units exchanged by, or purchased from, such holder or that are created as a result of such exchanges or purchases.

The deferred tax asset relating to and the amount payable under that tax receivable agreement in connection with the 2014 Follow-On Offering are $273.8 million and $232.7 million, respectively. The computation of the deferred tax asset takes into account additional tax benefits and additional potential payments triggered by payments made under the tax receivable agreements.

The pro forma deferred tax asset adjustment is based on an incremental tax rate of 36.1%. The pro forma adjustment for the amounts payable under the tax receivable agreements represents 85% of the assets subject to the tax receivable agreements. The net deferred tax asset is shown as an increase to paid-in capital within the pro forma statement of financial condition. Any payments made under the tax receivable agreements may give rise to additional tax benefits and additional potential payments under the tax receivable agreements.

In determining the future realization of the potential tax benefits associated with the purchases and exchanges of partnership units of Artisan Partners Holdings, we have applied a 5% growth rate assumption to our actual results for the fiscal year ended December 31, 2013. We project that we will be able to fully realize the potential tax benefits of the purchases of partnership units in connection with the 2014 Follow-On Offering.

The computation of the deferred tax asset pro forma adjustment is as follows:

Amount (dollars in millions)
Total 743(b) gain associated with the purchase of 6,284,337 common units and 2,256,883 preferred units of Artisan Partners Holdings	$702.5
Plus: Imputed Interest	55.1

Total tax benefit	757.6
Assumed future effective tax rate	36.14%
Tax deduction associated with the purchase of common and preferred units of Artisan Partners Holdings	273.8
Increased deferred tax assets	5.4

Total deferred tax asset pro forma adjustment	$279.2

We compute the tax receivable agreement deferred tax asset by applying IRC Section 743(b) and the corresponding treasury regulations. The 743(b) rules determine the amount of our amortizable tax basis step-up generated by a partner’s exchange or sale of partnership units. The step-up is generally equal to exchange or sale proceeds less the partner’s basis in the underlying partnership units. Proceeds typically include any partnership debt associated with the partnership units exchanged or sold. A partner’s basis in the partnership units is typically equal to the original purchase price of the partnership units, if any, plus or minus other adjustments over time. A net increase to additional paid-in capital is recorded for 15% of the realizable tax benefits resulting from the tax receivable agreement relating to the exchange or sale of units in the amount of $41.1 million. In addition, a net increase to additional paid-in capital is recorded for the recognition of additional deferred tax assets of $5.4 million as a result of our increased ownership in Artisan Partners Holdings.

We anticipate that we will account for the income tax effects and corresponding tax receivable agreement effects resulting from future taxable exchanges or sales of partnership units by limited partners of Artisan Partners Holdings by recognizing an increase in our deferred tax assets, based on enacted tax rates at the date of the exchange or sale. Further, we will evaluate the likelihood that we will realize the benefit represented by the deferred tax asset and, to the extent that we estimate that it is more likely than not that we will not realize the benefit, we will reduce the carrying amount of the deferred tax asset with a valuation allowance. We expect to record the estimated amount of the increase in deferred tax assets, net of any valuation allowance, directly in additional paid-in capital, offset by the liability for the expected amount we will pay the limited partners who have exchanged or sold partnership units under the tax receivable agreement (85% of the actual reduction in tax payments), estimated using assumptions consistent with those used in estimating the net deferred tax assets. Therefore, at the date of an exchange or sale of partnership units, the net effect of the accounting for income taxes and the tax receivable agreement on our financial statements will be a net increase to paid-in capital of 15% of the estimated realizable tax benefit. The effect of subsequent changes in any of our estimates after the date of the exchange or sale will be included in net income. Similarly, the effect of changes in enacted tax rates and in applicable tax laws will be included in net income. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding tax receivable payments from these tax attributes. Future deferred tax assets or amounts payable by us resulting from our tax receivable agreements discussed above would be in addition to amounts related to the 2014 Follow-On Offering.

(d)	The common and preferred units owned by the limited partners of Artisan Partners Holdings are noncontrolling interests for financial accounting purposes. Changes in our interest in Artisan Partners Holdings are accounted for as equity transactions and the carrying amount of the noncontrolling interest is adjusted to reflect the change in our ownership interest in Artisan Partners Holdings.

As a result of our purchase of common and preferred units of Artisan Partners Holdings and shares of our convertible preferred stock from the selling holders in connection with the 2014 Follow-On Offering, our economic interest in the deficit of Artisan Partners Holdings increased from 30% to 42% (excluding preferred units and shares of our convertible preferred stock).

As a result of these reallocations of our historical equity, a deficit of $13.3 million was transferred to additional paid-in capital from noncontrolling interests in Artisan Partners Holdings. Additionally, accumulated other comprehensive income is adjusted to reflect the change in ownership interest through a $0.2 million reduction to noncontrolling interest and a $0.1 million increase to accumulated other comprehensive income, net of $0.1 million deferred taxes.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our directors and executive officers.

Name	Age	Position
Eric R. Colson	44	President and Chief Executive Officer and Director
Charles J. Daley, Jr.	51	Executive Vice President, Chief Financial Officer and Treasurer
Sarah A. Johnson	42	Executive Vice President, Chief Legal Officer and Secretary
Dean J. Patenaude	51	Executive Vice President—Global Distribution
Gregory K. Ramirez	43	Senior Vice President
Andrew A. Ziegler	56	Director
Matthew R. Barger	56	Director
Tench Coxe	56	Director
Stephanie G. DiMarco	56	Director
Jeffrey A. Joerres	54	Director
Allen R. Thorpe	43	Director

Eric R. Colson, CFA has been our President and Chief Executive Officer since our organization in 2011 and currently serves as a member of our board of directors. He has also been a director of Artisan Funds since November 2013. Mr. Colson has served as chief executive officer of Artisan Partners Holdings since January 2010. Before serving as Artisan Partners Holdings’ chief executive officer, Mr. Colson served as chief operating officer for investment operations from March 2007 through January 2010. Mr. Colson has been a Managing Director of Artisan Partners Holdings since he joined the company in January 2005. Before joining Artisan Partners Holdings, Mr. Colson was an Executive Vice President of Callan Associates, Inc. Mr. Colson holds a B.A. in economics from the University of California—Irvine.

Mr. Colson’s qualifications to serve on our board of directors include his operating, management and leadership experience as our President and Chief Executive Officer. Mr. Colson has extensive knowledge of and has made significant contributions to our company. Mr. Colson brings to our board of directors his expertise in finance, business development and the asset management industry.

Charles J. Daley, Jr. has been our Executive Vice President, Chief Financial Officer and Treasurer since our organization in 2011. He has served as chief financial officer of Artisan Partners Holdings since August 2010. He has been a Managing Director of Artisan Partners Holdings since July 2010. Prior to that, Mr. Daley was Chief Financial Officer, Executive Vice President and Treasurer of Legg Mason, Inc. Mr. Daley holds a B.S. in Accounting from the University of Maryland, is an inactive certified public accountant, and holds a Series 27 license.

Sarah A. Johnson has been our Executive Vice President, Chief Legal Officer and Secretary since October 2013 and, prior to then, served as Assistant Secretary since April 2013. She has been general counsel of Artisan Funds since February 2011. Ms. Johnson was named a Managing Director of Artisan Partners Holdings in March 2010. Prior to joining the firm in July 2002, Ms. Johnson practiced law with the law firm of Bell, Boyd & Lloyd LLC, Chicago, Illinois. Ms. Johnson holds a B.A. from Northwestern University and a J.D. from Northwestern University School of Law.

Dean J. Patenaude, CFA has been our Executive Vice President—Global Distribution since July 2012 and a Managing Director of Artisan Partners Holdings and Head of Global Distribution since joining Artisan in March 2009. Before joining Artisan, Mr. Patenaude was senior vice president and head of global distribution for Affiliated Managers Group, Inc., or AMG, where he liaised between AMG and the institutional investment consultant and global distribution channels, and assisted with product development and marketing and client service initiatives. Before joining AMG, Mr. Patenaude was vice president and director of global consultant marketing at Wellington Management Company. He began his career in investment management at Brinson Partners, Inc. as a partner in business development. Mr. Patenaude holds a B.S. in Business Administration from Georgetown University and an M.B.A. from the Kellogg School of Management at Northwestern University.

Gregory K. Ramirez has been our Senior Vice President since October 2013 and, prior to then, served as Assistant Treasurer since April 2013. He currently serves as chief financial officer for Artisan Funds and Head of Securities Operations and Vehicle Administration for Artisan Partners Holdings. His prior roles with Artisan Partners Holdings include controller, chief accounting officer and director of client accounting and administration. Mr. Ramirez was named a Managing Director of Artisan Partners Holdings in April 2003. Prior to joining the firm in July 1997, Mr. Ramirez was an audit manager with Price Waterhouse, focusing on investment company audits and reviewing transfer agency controls. Mr. Ramirez holds a Bachelor of Business Administration in Accounting from the University of Iowa and a Master of Business Administration from Marquette University. He is a Certified Public Accountant and holds a Series 27 license.

Andrew A. Ziegler was the Executive Chairman of Artisan Partners Holdings from January 2010 through March 2014, and is currently the Chairman of our board of directors. Mr. Ziegler has served as a Managing Director and chief executive officer of Artisan Partners Holdings from its founding in 1994 through January 2010. Immediately prior to founding Artisan Partners Holdings, Mr. Ziegler was President and Chief Operating Officer of Strong Capital Management, Inc. and President of the Strong Capital Management, Inc. group of mutual funds. Mr. Ziegler holds a B.S. from the University of Wisconsin—Madison and a J.D. from the University of Wisconsin Law School.

Mr. Ziegler’s qualifications to serve on our board of directors include his operating and leadership experience as our prior Executive Chairman. As a founder of Artisan, Mr. Ziegler has extensive knowledge of our company’s business and the investment management industry. He gained further experience in the industry from his previous position at Strong Capital Management and has dealt with a wide range of issues that face the industry and this company in particular.

Matthew R. Barger is currently the Managing Member of MRB Capital, LLC, and he has been a Senior Advisor at Hellman & Friedman LLC since 2007. Prior to 2007, he served in a number of roles at Hellman & Friedman, including Managing General Partner and Chairman of the Investment Committee. Mr. Barger was a member of Artisan Partners Holdings’ Advisory Committee from January 1995 to the completion of the IPO Reorganization. Prior to joining Hellman & Friedman LLC, Mr. Barger was an Associate in the Corporate Finance Department of Lehman Brothers Kuhn Loeb. Mr. Barger graduated from Yale University in 1979 and received an M.B.A. from the Stanford Graduate School of Business in 1983. He has been a Director of Hall Capital Partners LLC since August 2007.

Mr. Barger’s career at Hellman & Friedman LLC has provided him with expertise in the investment management industry. He brings to our board of directors experience in public and private directorships, finance, corporate strategy and business development.

Tench Coxe has been a managing director of Sutter Hill Ventures since 1989 and joined that firm in 1987 following his tenure with Digital Communications Associates in Atlanta. Prior to that, Mr. Coxe worked with Lehman Brothers in New York City, where he was a corporate finance analyst specializing in mergers and acquisitions as well as debt and equity financing. Mr. Coxe was a member of Artisan Partners Holdings’ Advisory Committee from January 1995 to the completion of the IPO Reorganization. Mr. Coxe holds a B.A. in economics from Dartmouth College and an M.B.A. from Harvard Business School. He currently serves on the boards of directors of Mattersight Corporation and Nvidia Corporation.

Mr. Coxe’s career at Sutter Hill Ventures provides him with wide-ranging leadership experience that benefits our board of directors and our company. He brings to our board of directors his experiences in various directorships and a technological background and provides a unique perspective to the company’s business and opportunities.

Stephanie G. DiMarco is currently Chairman of the board of Advent Software, Inc. Ms. DiMarco founded Advent in June 1983 and has served as its Chief Executive Officer, Chief Financial Officer and President. She currently serves on the Advisory Board of the College of Engineering at the University of California Berkeley and the board of directors of Summer Search, a non-profit organization. She is also a member of the Presidio Institute Advisory Committee. She is a former member of the Board of Trustees of the University of California Berkeley Foundation, a former Advisory Board Member of the Haas School of Business at the University of California Berkeley and a former trustee of the San Francisco Foundation where she chaired the investment committee. Ms. DiMarco holds a B.S. in Business Administration from the University of California at Berkeley.

Ms. DiMarco’s qualifications to serve on our board of directors include her extensive experience in technological developments for the asset management industry and her management experience as a founder, officer and director of Advent Software, Inc.

Jeffrey A. Joerres is currently Chairman and Chief Executive Officer of ManpowerGroup. Since joining ManpowerGroup in 1993, he has served as Vice President of Marketing, Senior Vice President of European Operations and Senior Vice President of Global Account Management. Prior to joining ManpowerGroup, Mr. Joerres held the position of Vice President of Sales and Marketing for ARI Network Services. He has also held several management positions within IBM. Mr. Joerres currently serves on the boards of Johnson Controls, Inc., the U.S. Council for International Business and the Committee for Economic Development. He is also the chair of the board of directors of the Federal Reserve Bank of Chicago. Mr. Joerres served on the board of Artisan Funds from 2001 to 2011. Mr. Joerres holds a bachelor’s degree from Marquette University’s College of Business Administration.

Mr. Joerres’ qualifications to serve on our board of directors include his operating and leadership experience as an officer and director of ManpowerGroup. He brings his innovative approach to optimizing human capital to our board and Compensation Committee.

Allen R. Thorpe has been a Managing Director of Hellman & Friedman LLC since 2004. Prior to joining that firm in 1999, he was a Vice President with Pacific Equity Partners and a Manager at Bain & Company. Mr. Thorpe was a member of Artisan Partners Holdings’ Advisory Committee from July 2006 to the completion of the IPO Reorganization. Mr. Thorpe holds a B.A. in Public Policy from Stanford University and an M.B.A. from Harvard Business School, where he was a Baker Scholar. Mr. Thorpe currently serves on the boards of directors of Emdeon, Inc., Pharmaceutical Product Development, Inc. and Sheridan Holdings, Inc.

Mr. Thorpe’s qualifications to serve on our board of directors include his operating and leadership experience as a managing director in a private equity firm. In addition, through his involvement with Hellman & Friedman LLC, he has provided leadership to both public and private companies. Mr. Thorpe brings to our board of directors extensive experience in the financial services industry, finance and business development.

Board Composition

Each of Matthew R. Barger, Tench Coxe, Stephanie G. DiMarco, Jeffrey A. Joerres and Allen R. Thorpe is an independent director within the meaning of the applicable rules of the SEC and the NYSE. Each of Mr. Barger, Ms. DiMarco and Mr. Joerres is an audit committee financial expert within the meaning of the applicable rules of the SEC and the NYSE.

Our board of directors consists of seven directors. Under our amended and restated bylaws, our board of directors consists of such number of directors as may be designated by our board of directors from time to time, provided that, as set forth in our restated certificate of incorporation, a vote of at least two-thirds of our board of directors is required to increase the number of directors and, prior to December 31, 2016, the board may not increase the number of directors to more than nine or decrease the number of directors to fewer than four. The directors are elected for one-year terms to serve until the next annual meeting of our stockholders, or until their successors are duly appointed.

As described under “Relationships and Related Party Transactions—Transactions in connection with the IPO Reorganization—Stockholders Agreement”, each of our employees to whom we have granted equity have entered into a stockholders agreement pursuant to which they granted an irrevocable voting proxy with respect to all of the shares of our common stock they have acquired from us or may acquire from us in the future to a stockholders committee currently consisting of Mr. Colson, Mr. Daley and Mr. Ramirez. All shares subject to the stockholders agreement are voted in accordance with the majority decision of those three members. As of March 31, 2014, our employees to whom we have granted equity (including our employee-partners) held approximately 69% of the combined voting power of our capital stock.

The stockholders agreement also provides that the stockholders committee will vote the shares subject to the stockholders agreement in support of:

•	a director nominee designated by the holders of a majority of the preferred units (other than us), and convertible preferred stock (which are the H&F holders) so long as the holders of the preferred units (other than us) and the holders of convertible preferred stock beneficially own at least 5% of the number of outstanding shares of our common stock and our convertible preferred stock;

•	Mr. Barger, or, unless Mr. Barger is removed from the board for cause, a successor selected by Mr. Barger who holds Class A common units, so long as the holders of the Class A common units beneficially own at least 5% of the number of outstanding shares of our common stock and convertible preferred stock;

•	a director nominee designated by AIC so long as AIC owns shares of our capital stock constituting at least 5% of the number of outstanding shares of our common stock and our convertible preferred stock; and

•	a director nominee, initially Mr. Colson, who is a holder of Class B common units selected by the stockholders committee.

The holders of the preferred units and convertible preferred stock designated Mr. Thorpe and AIC designated Mr. Ziegler for election to our board of directors.

As of and following the completion of the 2014 Follow-On Offering, the holders of the preferred units and convertible preferred stock no longer beneficially own at least 5% of the number of outstanding shares of our common stock and our convertible preferred stock.

Board Leadership Structure

Our board of directors currently includes our Chief Executive Officer, who does not serve as Chairman of the board. Our board understands that there is no single, generally accepted approach to providing board leadership and that given the dynamic and competitive environment in which we operate, the right board leadership structure may vary as circumstances warrant. To this end, our board has no policy mandating the combination or separation of the roles of Chairman of the board and Chief Executive Officer. The board will discuss and consider the matter from time to time as circumstances change and, subject to our amended and restated bylaws, has the flexibility to modify our board structure as it deems appropriate. Our leadership structure is appropriate for us at this time as it permits our Chief Executive Officer to focus on management of our day-to-day operations, while allowing the Chairman of our board to lead our board in its fundamental role of providing advice to and independent oversight of management.

Board Oversight of Risk Management

Our board is responsible for overseeing management in the execution of its responsibilities and for assessing our general approach to risk management. In addition, an overall review of risk is inherent in our board’s consideration of our business, long-term strategies and other matters presented to our board. Our board exercises its oversight responsibilities periodically as part of its meetings and also through our three committees, each of which examines various components of enterprise risk as part of their responsibilities. For example, the Audit Committee has primary responsibility for addressing risks relating to financial matters, particularly financial reporting and accounting practices and policies. The Audit Committee has primary responsibility for reviewing and discussing our practices and policies regarding financial risk assessment and management, including any guidelines or policies that govern the process by which we identify, monitor and manage our exposure to risk. The Nominating and Corporate Governance Committee oversees risks associated with the independence of our board and potential conflicts of interest. The Compensation Committee has primary responsibility for risks and exposures associated with our compensation policies, plans and practices, regarding both executive compensation and the compensation structure generally, including whether it provides appropriate incentives that do not encourage excessive risk taking.

Senior management is responsible for assessing and managing risk, including strategic, operational, regulatory, investment and execution risks, on a day-to-day basis, including the creation of appropriate risk management programs, and reports on risks to the board and the Audit Committee. Our investment teams independently assess and monitor market risk, foreign currency exchange rate risk and interest rate risk affecting our assets under management in their respective investment strategies through their portfolio selection process and implementation of the team’s investment goals and objectives. The ongoing assessment of risk exposure is the responsibility of each investment team.

Our board’s role in risk oversight of the company is consistent with our leadership structure, with the Chief Executive Officer and other members of senior management having responsibility for assessing and managing our risk exposure, and our board and its committees providing oversight in connection with those efforts. We believe this division of risk management responsibilities provides a consistent, systemic and effective approach for identifying, managing and mitigating risks throughout the company.

Board Committees

We have established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee, each consisting only of independent directors. Any committee is allowed to appoint one or more subcommittees of its members.

Audit Committee

Our Audit Committee assists our board of directors in its oversight of our internal audit function, the integrity and quality of our financial statements, our independent registered public accounting firm’s qualifications, independence and performance and our compliance with legal and regulatory requirements.

Our Audit Committee’s responsibilities include, among others:

•	reviewing audits and findings of our independent registered public accounting firm and our internal audit and risk review staff;

•	reviewing our financial statements, including any significant changes in accounting policies, with our senior management and independent registered public accounting firm;

•	reviewing our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters;

•	appointing annually our independent registered public accounting firm, evaluating its independence and performance, determining its compensation and setting clear hiring policies for employees or former employees of the independent registered public accounting firm; and

•	reviewing and approving any related party transaction in accordance with Artisan policies.

Mr. Barger, Ms. DiMarco and Mr. Joerres are members of the Audit Committee and Ms. DiMarco is its chair. Each of Mr. Barger, Ms. DiMarco and Mr. Joerres is independent under Rule 10A-3 under the Exchange Act and an audit committee financial expert within the meaning of the applicable rules of the SEC and the NYSE.

Our board of directors has adopted a written charter for our Audit Committee, which is available on our investor relations website, accessible through our principal corporate website at www.artisanpartners.com.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee assists our board of directors in overseeing the effective corporate governance of our company.

Our Nominating and Corporate Governance Committee’s responsibilities include, among others:

•	making recommendations to the board regarding the selection of candidates, qualification and competency requirements for service on the board and the suitability of proposed nominees as directors;

•	developing and recommending to the board a set of corporate governance guidelines applicable to us; and

•	overseeing the evaluation of the board and management.

Mr. Barger, Mr. Coxe and Mr. Thorpe are members of the Nominating and Corporate Governance Committee and Mr. Barger serves as its chair.

Our board of directors has adopted a written charter for our Nominating and Corporate Governance Committee, which is available on our investor relations website, accessible through our principal corporate website at www.artisanpartners.com.

Compensation Committee

Our Compensation Committee assists our board of directors in discharging its responsibilities relating to the compensation of our executive officers.

Our Compensation Committee’s responsibilities include, among others:

•	reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our executive officers;

•	overseeing and monitoring, and making recommendations to our board of directors with respect to, our cash and equity incentive compensation plans;

•	making recommendations to the board of directors with respect to director compensation; and

•	evaluating post-service (including severance) arrangements and benefits of our executive officers.

Mr. Coxe, Mr. Joerres and Mr. Thorpe are members of the Compensation Committee and Mr. Joerres serves as its chair.

Our board of directors has adopted a written charter for our Compensation Committee, which is available on our investor relations website, accessible through our principal corporate website at www.artisanpartners.com.

Compensation Committee Interlocks and Insider Participation

Our Compensation Committee has responsibility for establishing and administering compensation programs and practices with respect to our executive officers, including the named executive officers. None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more of its executive officers serving as a member of our board of directors or our Compensation Committee.

Code of Business Conduct

We have adopted a code of business conduct applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code is available on our investor relations website, accessible through our principal corporate website at www.artisanpartners.com. Any amendments to the code, or any waivers of its requirements, will be disclosed on the investors relations portion of our principal corporate website at www.artisanpartners.com as required by applicable law or NYSE listing requirements.

Compensation Discussion and Analysis

This compensation discussion and analysis describes the principles, policies and practices that relate to our 2013 named executive officer compensation program. This discussion should be read in conjunction with the tables and the text under “—Executive Compensation” that describe the compensation awarded to, earned by, and paid to the named executive officers. For 2013, our named executive officers were:

Eric R. Colson, President and Chief Executive Officer

Charles J. Daley, Jr., Executive Vice President, Chief Financial Officer and Treasurer

Sarah A. Johnson, Executive Vice President, Chief Legal Officer and Secretary

Dean J. Patenaude, Executive Vice President—Global Distribution

Gregory K. Ramirez, Senior Vice President

Janet D. Olsen, former Executive Vice President, Chief Legal Officer and Secretary.

Ms. Olsen ceased to be our Executive Vice President, Chief Legal Officer and Secretary in October 2013 in connection with her retirement from the company on December 31, 2013.

Executive Summary

2013 Financial and Business Highlights

2013 financial and business highlights included:

•	Reorganized our capital structure and completed our IPO along with the November 2013 Offering.

•	Launched our 13th investment strategy, the Global Small-Cap Growth strategy.

•	Recruited a new portfolio manager to start the firm’s first fixed-income strategy.

•	Promoted key decision-makers on our existing investment teams and within our senior management team.

•	Expanded our distribution efforts in Europe; we ended the year with over $1 billion in UCITS assets.

•	As of December 31, 2013, our assets under management was $105.5 billion.

•	As of December 31, 2013, 91% and 98% of our assets under management had outperformed their benchmarks over the trailing 3-year period and since inception, respectively.

•	As of December 31, 2013, 94% of our assets under management in eligible funds were rated 3-, 4- or 5-stars by Morningstar.

•	For the year ended December 31, 2013, we generated $685.8 million in revenues, representing a 36% increase compared to the year ended December 31, 2012.

2013 Compensation Program

During 2013, we transitioned from a private partnership to a public company and successfully implemented key public company governance functions and policies. Mr. Colson’s 2013 cash bonus reflects the completion of our IPO, the IPO Reorganization and the November 2013 Offering, in addition to the company’s other performance achievements.

The table below shows the elements of compensation that our named executive officers received in 2013 (which varies from the data and reporting conventions required in the Summary Compensation Table). These amounts reflect the completion of our IPO, the IPO Reorganization and the November 2013 Offering, our financial results and our continued focus on incentive compensation contingent on performance and equity awards designed to align the interests of our named executive officers with our stockholders.

2013 Compensation Levels

Name & Principal Position	Salary	Cash Bonus	Restricted Stock Grant	Total Direct Compensation	Incentive Pay as a % of Total Direct Compensation
Eric R. Colson,	$250,000	$7,000,000	$1,178,100	$8,428,100	83%
Chief Executive Officer
Charles J. Daley, Jr.,	$250,000	$2,500,000	$549,780	$3,299,780	76%
Chief Financial Officer
Dean J. Patenaude,	$250,000	$2,100,000	$497,420	$2,847,420	74%
Global Distribution
Sarah A. Johnson,	$250,000	$950,000	$261,800	$1,461,800	65%
Chief Legal Officer
Gregory K. Ramirez,	$250,000	$1,000,000	$261,800	$1,511,800	66%
Senior Vice President
Janet D. Olsen,	$250,000	$2,250,000	$—	$2,500,000	90%
Former Chief Legal Officer

The table above does not include the incremental fair value of certain modifications, described in more detail below, of our named executive officers’ Class B equity awards. Although our transition to a public company was a significant achievement in 2013, it also resulted in our recognizing several non-recurring expenses, including a non-recurring compensation expense of $287.3 million related to the modification of the Class B awards. Under the applicable rules, we are required to reflect the impact of that modification in the Summary Compensation Table, which significantly increases the amount reported under the “Stock Awards” and “Total Compensation” columns. We believe that the table above better reflects the Compensation Committee’s compensation decisions, since we do not believe that the amounts related to the modification reflect compensation paid to our named executive officers.

The core elements of our named executive officers’ compensation program are: base salary, a discretionary cash bonus, and equity-based grants. Together, these elements of compensation create a pay package that is designed to: support our business strategy; provide competitive pay opportunities; attract, motivate and retain highly talented, results-oriented individuals; reward the achievement of superior and sustained short and long-term performance; be flexible and responsive to changing market conditions; and align the interests of our executives with our stockholders. Going forward, we will continue to evaluate our compensation program, policies and practices to determine whether they meet our objectives and reflect our transition from a private partnership to a public company.

Our executive compensation program includes the following features that we believe reflect best practices in corporate pay governance:

•	We do not have employment or other agreements that provide termination benefits outside the context of a change in control.

•	Starting with 2013 awards, our equity grants to executive officers include double-trigger change in control provisions.

•	We do not provide “golden parachute” tax gross ups.

•	We do not offer retirement or pension plans other than the same 401(k) plan that is available to all employees.

•	We do not offer excessive perquisites.

•	Our insider trading policy prohibits hedging or pledging by our employees.

•	Our Compensation Committee receives input from an independent compensation consultant.

Compensation and Equity Participation Programs Objectives

We believe that to create long-term value for our stockholders our management team needs to focus on the following business objectives:

•	Achieving profitable and sustainable financial results.

•	Delivering superior investment performance and client service.

•	Attracting and retaining top investment talent whose interests are aligned with our clients and stockholders.

•	Expanding our investment capabilities through thoughtful growth.

•	Continuing to diversify our sources of assets.

Our cash compensation and equity participation programs are designed to (i) support our business strategy, (ii) provide competitive pay opportunities, (iii) attract, motivate and retain highly talented, results-oriented individuals, (iv) reward the achievement of superior and sustained short- and long-term performance, (v) be flexible and responsive to changing market conditions and (vi) align the interests of our executives with our stockholders.

Determination of Compensation

Oversight of Compensation Programs. The aggregate level of our executive compensation, as well as each named executive officer’s equity participation, is reviewed on an annual basis. Prior to our IPO in March 2013, our former general partner (Artisan Investment Corporation) had primary responsibility for all compensation decisions relating to our named executive officers. After our IPO, these decisions were made by our Compensation Committee, which is comprised solely of independent directors and assists our board of directors in discharging its responsibilities relating to the compensation of our named executive officers. For a discussion of our Compensation Committee’s roles and responsibilities, see “—Board Committees—Compensation Committee” above.

Compensation Benchmarking and Peer Group. We do not set our aggregate compensation spending levels at an amount equal to a particular percentage of revenues or another measure. Similarly, we have not historically identified a specific peer group of companies to benchmark our pay levels and financial performance. Rather, we have considered the individual and aggregate pay levels and financial performance of other asset management companies as inputs to our broader decision-making processes. For example, in determining the size and structure of equity awards made to our named executive officers in 2013, our Compensation Committee considered the size and structure of equity awards granted by certain investment managers to their executives. More generally, in approving the elements and amounts of compensation paid to our named executive officers in 2013, our Compensation Committee considered compensation information with respect to other companies in the asset management industry. Going forward, our Compensation Committee will assess annually whether using competitive benchmarking or a specific peer group is appropriate for our company.

Role of President and Chief Executive Officer, Compensation Committee and Board. Our President and Chief Executive Officer evaluates the performance of, and makes recommendations to our Compensation Committee regarding compensation matters involving, the other named executive officers. Our Compensation Committee retains the ultimate authority to approve, reject or modify those recommendations. The Compensation Committee independently evaluates our President and Chief Executive Officer’s performance and determines our President and Chief Executive Officer’s compensation. Our board of directors then ratifies those determinations. Our Compensation Committee has the opportunity to meet in executive session at each meeting without management present.

Use of Compensation Consultants. In July 2013, our Compensation Committee retained the services of McLagan, a compensation consultant, to provide advice regarding our executive compensation program and compensation trends in the asset management industry. McLagan must receive preapproval from the chairperson of our Compensation Committee prior to accepting any non-survey-related work from management. Other than compensation surveys and multi-client studies where McLagan provided information, but not advice, McLagan did not provide any services to management in 2013. Our Compensation Committee has assessed the independence of McLagan pursuant to SEC rules and concluded that no conflict of interest exists that prevents McLagan from independently representing the Compensation Committee.

Elements of Our Named Executive Officers’ Compensation and Benefits

In 2013, the elements of our executive compensation program were:

•	base salary;

•	annual discretionary cash bonus;

•	equity-based compensation;

•	retirement benefits; and

•	other benefits and perquisites.

Base Salary

Base salaries are intended to provide our named executive officers with a degree of financial certainty and stability that does not depend on performance and that does not differentiate among the responsibilities, contributions or performance of our executives. Instead, we consider it a baseline compensation level that delivers some current cash income to our executives. As is typical in the asset management industry, our named executive officers’ base salaries represent a relatively small portion of their overall total direct compensation. We believe that the potential for substantial incentive compensation is seen by our named executive officers as the more important component. Further, we believe in a model of managed fixed costs and the potential for substantial upside to productive employees and view this compensation structure as promoting our business objectives. Each of our named executive officers received an annual base salary of $250,000 in 2013. The $250,000 annual base salary for executive officers has remained unchanged over the last decade. We will continue to annually review the base salaries of our named executive officers.

Annual Discretionary Cash Bonus

Cash incentive compensation is the most significant part of our named executive officers’ total direct compensation. Annual cash incentive compensation is determined towards the end of each year and is based on the Compensation Committee’s assessment of individual and company-wide performance measured over short- and long-term periods. We do not use predetermined incentive formulas to evaluate performance or determine pay.

In its July and October meetings, our Compensation Committee reviewed our compensation philosophy and historic compensation practices and discussed named executive officer performance goals and compensation criteria for 2013 in preparation for its December meeting. In December, our Compensation Committee reviewed the performance of our named executive officers and determined annual cash incentive compensation awards for 2013 based on the Compensation Committee’s assessment of our strong business and financial results and the execution of strategic priorities, without assigning a particular weight to any individual factor.

Although we did not use specific targets or formulaic methods, in shaping its decisions with respect to all of the named executive officers, the Compensation Committee considered the following key 2013 achievements:

•	the successful completion of our IPO and the IPO Reorganization and the execution and implementation of public company processes;

•	the successful completion of the November 2013 Offering;

•	our development of future assets under management capacity;

•	our strong investment performance and net organic growth;

•	our expanded revenue;

•	our increase in adjusted operating income;

•	our above average adjusted operating margin;

•	the expansion of our distribution outside of the United States; and

•	our success in retaining, motivating and attracting talented employees.

In addition, the Compensation Committee also recognized the achievement of the following: further developing the company’s executive management team; thoughtfully enhancing our assets under management capacity by launching a new strategy with a current investment team and recruiting new investment talent; and maintaining and enhancing relationships and communication with clients, employees, investors and potential new investment talent.

Based on the achievements described above, the Compensation Committee determined to pay 2013 cash incentive awards as follows: $7.0 million for Mr. Colson; $2.5 million for Mr. Daley; $0.95 million for Ms. Johnson; $2.1 million for Mr. Patenaude; and $1.0 million for Mr. Ramirez. As described in more detail below under “—Employment Agreements,” Ms. Olsen was paid a cash bonus of $2.25 million pursuant to an employment letter agreement with us that provided for a retention bonus of $500,000 upon the closing of our IPO in March 2013 and a minimum annual bonus payment for 2013 of $1.75 million, so long as she remained employed through December 31, 2013.

Equity-Based Compensation

As discussed above, we strongly believe that equity participation causes employees to think and act like owners. We also believe that broad equity ownership creates incentives that help our business grow and increase in value, creating value for all owners that outweighs the dilutive effect of the equity grants themselves.

In July 2013, pursuant to the Artisan Partners Asset Management Inc. 2013 Omnibus Incentive Compensation Plan, or the Omnibus Plan, we granted equity awards, consisting entirely of restricted shares of our Class A common stock, to certain employees to reward their value creation and to further align their interests with those of our stockholders. Our Compensation Committee recommended, and our board of directors subsequently approved, those equity grants, including to our named executive officers as follows: 22,500 shares for Mr. Colson; 10,500 shares for Mr. Daley; 5,000 shares for Ms. Johnson; 9,500 shares for Mr. Patenaude; and 5,000 shares for Mr. Ramirez. The awards are scheduled to vest 20% on August 1 of each of the following five years, beginning August 1, 2014, so long as the recipient continues to be employed by us through the vesting dates. These shares are subject to hedging and pledging restrictions under our insider trading policy.

We intend to continue to grant annual equity-based awards to our executive officers under the Omnibus Plan, which provides for a wide variety of equity awards, including stock options, shares of restricted stock, restricted stock units, stock appreciation rights, other stock-based awards based on our common stock, and common units of Artisan Partners Holdings. The size and structure of the equity awards granted for 2013 may not be indicative of future awards. We expect future equity awards to be granted in a mix of restricted shares and options and to be subject to both time-and performance-based vesting. In addition, because each of our named executive officers holds Class B common units of Artisan Partners Holdings, a substantial portion of their economic return continues to be obtained through equity ownership in Artisan Partners Holdings LP.

Retirement Benefits

We believe that providing a cost-effective retirement benefit for the company’s employees is an important recruitment and retention tool. Accordingly, the company maintains, and each of the named executive officers participates in, a contributory defined contribution retirement plan for all U.S.-based employees, and matches 100% of each employee’s contributions (other than catch-up contributions by employees age 50 and older) up to the 2013 limit of $17,500. We also maintain retirement plans or make retirement plan contributions for our employees based outside the U.S.

Other Benefits and Perquisites

Our named executive officers participate in the employee health and welfare benefit programs we maintain, including medical, group life and long-term disability insurance, and health-care flexible spending, on the same basis as all U.S. employees, subject to satisfying any eligibility requirements and applicable law. We also generally provide employer-paid parking or transit assistance and one daily meal or a meal stipend; our named executive officers enjoy those benefits on the same terms as all of our employees. The perquisites provided to our named executive officers in 2013 are described below under “—Executive Compensation—Summary Compensation Table.”

Equity Award Modifications

While our transition from a private partnership to a publicly-traded company represented the achievement of a key priority in 2013, it also resulted in our recognizing several non-recurring expenses, including a non-recurring compensation expense of $287.3 million related to the modification of the Class B equity awards we have made to our employee-partners, including each of our named executive officers. The impact of that modification is reflected below under “—Executive Compensation—Summary Compensation Table,” increasing considerably the “Stock Awards” and “Total Compensation” reflected for each of our named executive officers in 2013. For instance, the modification increased Mr. Colson’s 2013 total compensation as reflected in the table by $13.9 million.

Prior to the IPO Reorganization, the vested Class B limited partnership interests held by employee-partners, including our named executive officers, were redeemable by us for cash upon termination of employment. The redemption value was based on the fair market value of the company by reference to the value of asset management firms with publicly-traded equity securities and included a premium in the case of employment terminated by reason of death, disability or retirement. Unless we had accepted an employee-partner’s retirement notification, the premium was not included in calculating the redemption value of the individual Class B awards. As part of the IPO Reorganization, the Class B grant agreements were amended to eliminate the cash redemption feature. Now, upon termination of employment, the Class B common units held by employee-partners, including the named executive officers, are automatically exchanged for Class E common units, which will be exchangeable for shares of our Class A common stock. If an employee-partner’s employment terminates for any reason other than death, disability or retirement (which, for named executive officers, requires a minimum of 10 years of service and three years’ prior written notice of retirement), he or she may not sell any of the Class A common stock issuable upon exchange of Class E common units for three years from the date of termination, and then the former employee-partner may only sell one-quarter of the shares in each one-year period beginning on the third anniversary of termination. As described above, the elimination of the redemption feature required us to recognize a non-recurring compensation expense of $287.3 million. For the expense associated with each named executive officer, applicable rules require that we include the incremental fair value resulting from the modification to the Class B awards in the “Stock Awards” and “Total Compensation” columns, although we do not believe the amounts related to the modification represent compensation paid to our named executive officers. The modification applied consistently to all of our employees who were partners of our firm at the time of our IPO, and it applied to equity awards that were made over a number of years prior to 2013. For instance, for Mr. Colson, the awards that were modified were made in 2006, 2008, 2009, 2010, 2011 and 2012.

We previously modified the Class B awards in 2012. Prior to July 2012, each employee-partner had a separate percentage interest in the firm’s profits and in the firm’s capital. In July 2012, those separate interests were “unitized” into a single number of partnership units. In determining the number of units each partner would receive, relatively greater weight was assigned to partners’ percentage interests in profits. Each of the named executive officers (other than Ms. Olsen) had relatively greater profits interests than capital interests. Applicable rules require that we include the incremental fair value resulting from this “unitization” in the “Stock Awards” and “Total Compensation” columns in the Summary Compensation Table below. For instance, the unitization increased Mr. Colson’s 2012 total compensation reflected in the table by $2.8 million. As with the pre-IPO modification discussed above, we do not believe the unitization represented compensation paid to any of our named executive officers. The unitization applied consistently to all of our employees who were partners of our firm at the time, and it also applied to equity awards that were made over a number of years.

Neither of the award modifications described above, which we refer to as the “Modifications,” is expected to recur.

Tax and Accounting Considerations

When it reviews compensation matters, our Compensation Committee considers the anticipated tax and accounting treatment of various payments and benefits to Artisan and, when relevant, to its executives, although these considerations are not dispositive. Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to a publicly-traded corporation that pays compensation in excess of $1 million to any of its named executive officers (other than the chief financial officer) in any taxable year, unless the compensation plan and awards meet certain requirements. Section 162(m) did not apply to our compensation prior to our IPO in March 2013. Under the transition rules, in general, compensation paid under a plan that existed while we were private is exempt from the $1 million deduction limit until the earliest to occur of: (i) the expiration of the plan; (ii) the material modification of the plan; (iii) the issuance of all available shares and other compensation that has been allocated under the plan; and (iv) the first meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which our IPO occurred (i.e., the first meeting of stockholders after December 31, 2016). To the extent Section 162(m) is now applicable to us, we are relying on this exemption. Notwithstanding the foregoing, we reserve the right to pay amounts that are not deductible under Section 162(m) during any period when Section 162(m) is applicable to us.

Executive Compensation

The following table provides information regarding the compensation earned during the years ended December 31, 2011, 2012 and 2013 by each of our named executive officers. All dollar amounts are in U.S. dollars.

Summary Compensation Table(1)

Name & Principal Position	Year	Salary	Bonus(2)	Stock Awards(3)	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation(4)	Total
Eric R. Colson,	2013	$250,000	$7,000,000	$15,041,777	—	—	—	$143,309	$22,435,086
Chief Executive Officer	2012	250,000	4,500,000	3,635,380	—	—	—	102,030	8,487,410
	2011	250,000	3,000,000	840,279	—	—	—	77,342	4,167,621

Charles J. Daley, Jr.,	2013	250,000	2,500,000	3,359,437	—	—	—	74,190	6,183,627
Chief Financial Officer	2012	250,000	1,500,000	1,714,944	—	—	—	56,716	3,521,660
	2011	250,000	1,120,000	—	—	—	—	59,192	1,429,192

Dean J. Patenaude,	2013	250,000	2,100,000	3,221,159	—	—	—	70,832	5,641,991
Global Distribution	2012	250,000	1,900,000	1,187,032	—	—	—	65,097	3,402,129
	2011	250,000	1,785,000	—	—	—	—	60,289	2,095,289

Sarah A. Johnson,	2013	250,000	950,000	1,678,751	—	—	—	53,393	2,932,144
Chief Legal Officer(5)

Gregory K. Ramirez,	2013	250,000	1,000,000	1,671,154	—	—	—	54,162	2,975,316
Senior Vice President(5)

Janet D. Olsen,	2013	250,000	2,250,000	—	—	—	—	73,492	2,573,492
Former Chief	2012	250,000	1,750,000	—	—	—	—	63,068	2,063,068
Legal Officer(6)	2011	250,000	1,240,000	—	—	—	—	52,237	1,542,237

(1)	Applicable rules require that we include the incremental fair value resulting from the modifications to our Class B limited partnership interests and Class B common units (as described above in “—Compensation Discussion and Analysis—Equity Award Modifications”) in the “Stock Awards” column. In evaluating our compensation program, we believe that these amounts should be excluded, because we do not believe the amounts represent compensation paid to our named executive officers. The table below shows total compensation excluding these amounts.

Name & Principal Position	Year	Salary	Bonus	Stock Awards	All Other Compensation	Total
Eric R. Colson	2013	$250,000	$7,000,000	$1,178,100	$143,309	$8,571,409
	2012	250,000	4,500,000	790,540	102,030	5,642,570
	2011	250,000	3,000,000	840,279	77,342	4,167,621

Charles J. Daley, Jr.	2013	250,000	2,500,000	549,780	74,190	3,373,970
	2012	250,000	1,500,000	1,019,368	56,716	2,826,084
	2011	250,000	1,120,000	—	59,192	1,429,192

Dean J. Patenaude	2013	250,000	2,100,000	497,420	70,832	2,918,252
	2012	250,000	1,900,000	1,073,515	65,097	3,288,612
	2011	250,000	1,785,000	—	60,289	2,095,289

Sarah A. Johnson	2013	250,000	950,000	261,800	53,393	1,515,193

Gregory K. Ramirez	2013	250,000	1,000,000	261,800	54,162	1,565,962

Janet D. Olsen	2013	250,000	2,250,000	—	73,492	2,573,492
	2012	250,000	1,750,000	—	63,068	2,063,068
	2011	250,000	1,240,000	—	52,237	1,542,237

(2)	Amounts in this column represent the annual discretionary cash bonus compensation earned by our named executive officers for 2013, 2012 and 2011, as applicable. For Messrs. Colson, Daley, Patenaude, Ramirez and Ms. Johnson, these amounts were paid in December 2013, 2012 and 2011, respectively. Ms. Olsen received $112,500 at the end of each of the first three quarters of 2013, 2012 and 2011, $500,000 in March 2013, and the remaining amounts reported in this column in December 2013, 2012 and 2011, respectively.
(3)

For 2013, amounts in this column represent the grant date fair value of restricted shares of our Class A common stock granted in July 2013 as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 718, “Stock Compensation.” The shares are scheduled to vest 20% on each of August 1, 2014, August 1, 2015, August 1, 2016, August 1, 2017 and August 1, 2018, so long as the named executive officer continues to be employed by us through such dates. For 2012 and 2011, amounts in this column represent the grant date fair value, as computed in accordance with FASB ASC Topic 718, of limited partnership interests in Artisan Partners Holdings (which interests were reclassified as Class B common units in July 2012). These Class B common units vest in installments over a five-year period, provided that the holder remains employed by us through the vesting dates. We did not previously report the grant date fair value of the limited partnership interests under stock awards. Rather, we reported distributions to the named executive officers in respect of these interests or Class B common units, as applicable, in the “Non-Equity Incentive Plan Compensation” column. We believe it is more appropriate to report these in the “Stock Awards” column based on the grant date fair value. The amounts in this column also include the impact of the Modifications described above in “—Compensation Discussion and Analysis—Equity Award Modifications.” These amounts were calculated as the incremental fair value of the Modification in accordance with FASB ASC Topic 718 and were as follows: $13,863,677 and $2,844,840 in 2013 and 2012, respectively, for Mr. Colson; $2,809,657 and $695,576 in 2013 and 2012, respectively, for Mr. Daley; $2,723,739 and $113,517 in 2013 and 2012, respectively, for Mr. Patenaude; $1,416,951 in 2013 for Ms. Johnson; and $1,409,354 in 2013 for Mr. Ramirez. The table in footnote 1 shows the “Stock Awards” and “Total” column without these Modifications.

Distributions on account of Class B common units or limited partnership interests were as follows: $5,421,199, $2,064,101 and $2,282,248 in 2013, 2012 and 2011, respectively, for Mr. Colson; $971,923, $294,252 and $208,877 in 2013, 2012 and 2011, respectively, for Mr. Daley; $927,681, $246,816 and $264,096 in 2013, 2012 and 2011, respectively, for Mr. Patenaude; $551,500 in 2013 for Ms. Johnson; $496,065 in 2013 for Mr. Ramirez; and $1,279,061, $556,505 and $645,273 in 2013, 2012 and 2011, respectively, for Ms. Olsen. Our named executive officers were allocated profits (which may not necessarily be distributed) of $5.4 million, $6.1 million and $5.3 million for 2013, 2012 and 2011, respectively. Profit allocations were determined based on net income of Artisan Partners Holdings before equity-based compensation charges. We also received compensation benefits or incurred compensation charges for financial accounting purposes for the changes in fair value of the Class B liability awards held by each of our named executive officers. These amounts totaled an $18.5 million charge, a $15.4 million charge and a $0.2 million benefit for 2013, 2012 and 2011 in the aggregate, respectively.

(4)	Amounts in this column represent the aggregate dollar amount of all other compensation received by our named executive officers. Under SEC rules, we are required to identify by type all perquisites and other personal benefits for a named executive officer if the total value for that individual equals or exceeds $10,000, and to report and quantify each perquisite or personal benefit that exceeds the greater of $25,000 or 10% of the total amount for that individual. In 2013, 2012 and 2011, we provided to our named executive officers perquisites consisting of employer-paid parking or transit assistance and daily meals; however, none of the named executive officers received perquisites with a total value of $10,000 or more. In 2013, 2012 and 2011, we contributed $5,000 to each of our named executive officers’ accounts under our health savings benefit plan. We paid insurance premiums for life insurance benefiting our named executive officers in 2013, 2012 and 2011 totaling $216 each year for each of our named executive officers. We made company matching contributions to our named executive officers’ contributory defined contribution plan accounts equal to 100% of their pre-tax contributions (excluding catch-up contributions for named executive officers age 50 and older), up to the limitations imposed under applicable tax rules, which contributions in each of 2013, 2012 and 2011 totaled $17,500, $17,000 and $16,500 for each named executive officer, respectively. We reimbursed each of our named executive officers for increased self-employment payroll tax expense as follows: $121,071, $79,855 and $55,626 in 2013, 2012 and 2011, respectively, for Mr. Colson; $51,474, $34,500 and $37,476 in 2013, 2012 and 2011, respectively, for Mr. Daley; $48,116, $42,881 and $38,573 in 2013, 2012 and 2011, respectively, for Mr. Patenaude; $30,677 in 2013 for Ms. Johnson; $31,446 in 2013 for Mr. Ramirez; and $50,776, $40,852 and $30,521 in 2013, 2012 and 2011, respectively, for Ms. Olsen.
(5)	Because Ms. Johnson and Mr. Ramirez were only named executive officers for 2013, no disclosure is included for them for 2012 and 2011.
(6)	In connection with her retirement at the end of 2013, Ms. Olsen ceased to be our Chief Legal Officer in October 2013.

Grants of Plan-Based Awards During 2013

The following table provides information regarding plan-based awards granted to each of our named executive officers in the year ended December 31, 2013.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)(1)	Grant Date Fair Value of Stock Awards ($)(2)
Eric R. Colson	7/17/2013	22,500	$1,178,100
Charles J. Daley, Jr.	7/17/2013	10,500	549,780
Dean J. Patenaude	7/17/2013	9,500	497,420
Sarah A. Johnson	7/17/2013	5,000	261,800
Gregory K. Ramirez	7/17/2013	5,000	261,800
Janet D. Olsen	7/17/2013	—	—

(1)	Represents the number of restricted shares of our Class A common stock granted in July 2013. The shares are scheduled to vest 20% on each of August 1, 2014, August 1, 2015, August 1, 2016, August 1, 2017 and August 1, 2018 so long as the named executive officer continues to be employed by us through such dates.
(2)	Represents the grant date fair value as computed in accordance with FASB ASC Topic 718.

Outstanding Equity-Based Compensation Awards at December 31, 2013

The following table provides information about the outstanding equity-based awards held by each of our named executive officers as of December 31, 2013.

Name	Number of Shares and Units of Stock That Have Not Vested(#)(1)	Market Value of Shares and Units of Stock That Have Not Vested($)(2)
Eric R. Colson(3)	330,273	$21,530,497
Charles J. Daley, Jr	113,768	7,416,536
Dean J. Patenaude(3)	90,541	5,902,368
Sarah A. Johnson(3)	30,609	1,995,401
Gregory K. Ramirez	16,866	1,099,495
Janet D. Olsen(3)	—	—

(1)	Represents the number of restricted shares of Class A common stock and unvested Class B common units as of December 31, 2013:

Name	Restricted Shares of Class A Common Stock	Unvested Class B Common Units
Eric R. Colson	22,500	307,773
Charles J. Daley, Jr.	10,500	103,268
Dean J. Patenaude	9,500	81,041
Sarah A. Johnson	5,000	25,609
Gregory K. Ramirez	5,000	11,866
Janet D. Olsen	—	—

The restricted shares of Class A common stock are scheduled to vest 20% on each of August 1, 2014, August 1, 2015, August 1, 2016, August 1, 2017 and August 1, 2018, in each case, provided that the holder remains employed through the vesting dates. The restricted shares will also vest upon a termination on account of the holder’s death or disability or upon a qualifying termination in connection with a change in control (as defined in the Omnibus Plan). The unvested Class B common units are scheduled to vest in installments over a five-year period, in each case, provided that the holder remains employed through the vesting dates. The units will also vest upon a termination on account of the holder’s death or disability and upon the occurrence of a change in control (as defined in the applicable grant agreement) subject to continued employment through such occurrence. Generally, Class B common units are exchangeable for shares of our Class A common stock on a one-for-one basis. However, a holder of Class B common units that remains employed by us may only exchange and sell up to 15% of the number of Class B common units held by the employee at the beginning of any one-year period. The first period began on March 12, 2014.

(2)	Restricted shares of Class A common stock were valued based on the closing price of our Class A common stock on the NYSE on December 31, 2013, which was $65.19. Unvested Class B common units were valued based on the closing price of our Class A common stock (for which, generally, Class B common units are exchangeable on and after March 12, 2014) on the NYSE on December 31, 2013.
(3)	For Class B partnership interests (which were reclassified as Class B common units in July 2012) granted to Mr. Colson, Mr. Patenaude and Ms. Johnson prior to May 1, 2009, vesting was reset in connection with the equity restructuring on May 1, 2009. The amounts shown for each of those executive officers represent, as of December 31, 2013, his or her unvested Class B common units using the reset vesting schedules.

Equity-Based Compensation Awards Exercised and Vested During the Year Ended December 31, 2013

The following table provides information about the value realized by each of our named executive officers during the year ended December 31, 2013 upon the vesting of equity-based awards.

Name	Number of Shares or Units Acquired Upon Vesting(#)(1)	Value Realized on Vesting($)(2)
Eric R. Colson	184,899	$6,527,630
Charles J. Daley, Jr.	37,445	1,947,378
Dean J. Patenaude	36,347	1,597,219
Sarah A. Johnson	18,944	772,107
Gregory K. Ramirez	2,967	149,448
Janet D. Olsen	96,850	5,246,301

(1)	Represents Class B common units that vested during 2013 (including, for Mr. Colson, 68,769 units that vested during 2013 prior to our IPO in March 2013). Generally, Class B common units are exchangeable for shares of our Class A common stock on a one-for-one basis. However, a holder of Class B common units that remains employed by us may only exchange and sell up to 15% of the number of Class B common units held by the employee at the beginning of any one-year period. The first period began on March 12, 2014.
(2)	For Class B common units that vested during 2013 prior to our IPO in March, the value of Class B common units was measured at fair value under FASB ASC Topic 718—Stock Compensation, which varies depending on the circumstances of the holder’s termination. With respect to those units, the figures shown in the table are based on the original vesting schedules and assume that the holder’s employment was terminated by retirement. For units that vested after our IPO, the value represents the value of Class B common units based on the closing price of our Class A common stock (for which, generally, Class B common units are exchangeable on and after March 12, 2014) on the NYSE on the applicable vesting date.

Pension Benefits

We do not sponsor or maintain any defined benefit pension or retirement benefits for the benefit of our employees.

Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans

We do not sponsor or maintain any nonqualified defined contribution or other nonqualified deferred compensation plans for the benefit of our employees.

Employment Agreements

We do not have employment agreements with any of our named executive officers other than Ms. Olsen. Ms. Olsen’s employment letter agreement provided for her continued employment through December 31, 2013. For fiscal year 2013, the letter agreement provided for a base salary of $250,000, a retention bonus of $500,000 which was paid in March 2013 upon the completion of our IPO, and a minimum annual bonus payment of $1.75 million, provided she remained employed through the end of the year.

Upon commencement of employment, each named executive officer received an offer letter outlining the initial terms of employment, including base salary and the potential for cash incentive compensation. None of these terms affected compensation paid to our named executive officers in 2013 and will not affect compensation paid in future years.

Potential Payments Upon Termination or Change in Control

Our named executive officers are all employed on an “at will” basis, which enables us to terminate their employment at any time. Our named executive officers do not have agreements that provide severance benefits.

We do not offer or have in place any formal retirement, severance or similar compensation programs providing for additional benefits or payments in connection with a termination of employment, change in job responsibility or change in control (other than our contributory defined contribution plan). Under certain circumstances, a named executive officer may be offered severance benefits to be negotiated at the time of termination.

Equity-based awards granted to our named executive officers through December 31, 2013 are evidenced by an award agreement that sets forth the terms and conditions of the award and the effect of any termination event or a change in control on unvested awards. The effect of a termination event or change in control on outstanding equity awards varies by the type of award. In addition, each of the named executive officers has agreed, pursuant to his or her Class B common unit grant agreement, that he or she will not solicit our customers and employees while employed and for a period of two years following termination of employment. In accordance with the terms of Ms. Olsen’s Class B common unit grant agreement, in connection with her qualifying retirement on December 31, 2013, she vested in 55,335 Class B common units with a total value of $3,607,289 based on the closing price of our Class A common stock on the NYSE on December 31, 2013, which was $65.19 per share. The following table provides the value of equity acceleration that would have been realized for each of the other named executives if he or she had been terminated on December 31, 2013 under the circumstances indicated (including following a change in control).

	Death or Disability	Qualifying Termination in Connection with Change in Control	Accelerating Vesting Upon Change in Control	Retirement
Eric R. Colson
Restricted Stock(1)	$1,466,775	$1,466,775	—	—
Unvested Class B Common Units(2)(3)	20,063,722	—	$20,063,722	$5,460,380
Charles J. Daley, Jr.
Restricted Stock(1)	684,495	684,495	—	—
Unvested Class B Common Units(2)	6,732,041	—	6,732,041	—
Dean J. Patenaude
Restricted Stock(1)	619,305	619,305	—	—
Unvested Class B Common Units(2)(3)	5,283,063	—	5,283,063	—
Sarah A. Johnson
Restricted Stock(1)	325,950	325,950	—	—
Unvested Class B Common Units(2)(3)	1,669,451	—	1,669,451	1,090,042
Gregory K. Ramirez
Restricted Stock(1)	325,950	325,950	—	—
Unvested Class B Common Units(2)	773,545	—	773,545	—

(1)	Represents the value of the accelerated vesting of restricted shares of Class A common stock based on the closing price of our Class A common stock on the NYSE on December 31, 2013, which was $65.19 per share. Any restricted shares will become fully vested upon the holder’s death or disability or upon a qualifying termination in connection with a change in control.
(2)	Represents the value of the accelerated vesting of Class B common units, which was based on the closing price of our Class A common stock on the NYSE on December 31, 2013, for which Class B common units are exchangeable on and after March 12, 2014. Any unvested Class B common units will become fully vested upon the holder’s death or disability or upon the occurrence of a change in control (subject to continued employment through such occurrence).
(3)	For Class B partnership interests (which were reclassified as Class B common units in July 2012) granted to Mr. Colson, Mr. Patenaude, and Ms. Johnson prior to May 1, 2009, vesting was reset in connection with our equity restructuring on May 1, 2009. Upon a qualifying retirement, the original vesting schedule (which provides for earlier vesting) will apply and, as a result, certain Class B common units which would otherwise have been forfeited will vest as follows, assuming the qualifying retirement occurred on December 31, 2013: 83,761 units for Mr. Colson; and 16,721 units for Ms. Johnson. A qualifying retirement requires three years’ prior written notice, which may be reduced to one year’s prior written notice, and at least 10 years of service with the company or its affiliates. As of December 31, 2013, none of Mr. Colson, Mr. Patenaude and Ms. Johnson had given notice of retirement.

Risk Management and Executive Compensation

We have identified two primary risks relating to compensation: the risk that compensation will not be sufficient in amount or appropriately structured to attract and to retain talent, and the risk that compensation may provide unintended incentives. To combat the risk that our compensation might not be sufficient or be inappropriately structured, we strive to use a compensation structure, and set compensation levels, for all employees in a way that we believe promotes retention. We also make equity awards subject to multi-year vesting schedules to provide a long-term component to our compensation program. We believe that both the structure and levels of compensation have aided us in attracting and retaining key personnel. To address the risk that our compensation programs might provide unintended incentives, we have deliberately kept our compensation programs simple and without formulaic incentives. We have not seen any employee behaviors motivated by our compensation policies and practices that create increased risks for our stockholders.

Based on the foregoing, we do not believe that our compensation policies and practices motivate imprudent risk taking. Consequently, we are satisfied that any potential risks arising from our employee compensation policies and practices are not reasonably likely to have a material adverse effect on the company. Our Compensation Committee will monitor the effects of its compensation decisions to determine whether risks are being appropriately managed.

Director Compensation

The following table provides information concerning the compensation of each non-employee director who served in fiscal year 2013.

Name(1)	Fees Earned or Paid in Cash(2)	Stock Awards(3)	Total(4)
Matthew R. Barger	$85,833	$100,020	$185,853
Tench Coxe	45,833	100,020	145,853
Stephanie G. DiMarco	95,833	100,020	195,853
Jeffrey A. Joerres	85,833	100,020	185,853
Allen R. Thorpe	45,833	100,020	145,853

(1)	Mr. Colson and our former Executive Chairman, Andrew A. Ziegler, did not receive any compensation for their services as directors in 2013. For information about compensation paid to Mr. Colson, see “—Compensation Discussion and Analysis” above. Mr. Ziegler was party to an employment agreement with us that provided for an employment term that ended on March 12, 2014. Pursuant to the agreement, Mr. Ziegler received an annual base salary equal to $250,000 and annual incentive compensation as determined by our board or the Compensation Committee. Mr. Ziegler did not receive any incentive compensation in 2013.
(2)	Our non-employee directors receive an annual cash retainer of $50,000. We also compensate the chairperson of our Audit Committee with an additional annual cash retainer of $50,000, and we compensate the chairpersons of each of the Compensation Committee and the Nominating and Corporate Governance Committee with an additional annual cash retainer of $40,000.
(3)	Reflects restricted stock units granted under the Artisan Partners Asset Management Inc. 2013 Non-Employee Director Compensation Plan. These amounts reflect the grant date fair value of the awards as computed in accordance with FASB ASC Topic 718. The shares of Class A common stock underlying the units will be delivered on the earlier to occur of (i) a change in control of Artisan and (ii) the termination of the director’s service as a director.
(4)	In addition, all directors are reimbursed for reasonable out-of-pocket expenses incurred by them in connection with attending board of directors, committee and stockholder meetings, including those for travel, meals and lodging. These reimbursements are not reflected in the table above.

RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions in connection with the IPO Reorganization

In March 2013, as part of the IPO Reorganization and in preparation for our IPO, we entered into the agreements described below with the limited partners of Artisan Partners Holdings, including the following persons and entities:

•	Each of our currently-serving named executive officers, all of whom own Class B common units of Artisan Partners Holdings.

•	AIC, an entity controlled by Andrew A. Ziegler, the Chairman of our Board, and Carlene M. Ziegler. AIC owns Class D common units of Artisan Partners Holdings.

•	The H&F holders, which are private equity funds controlled by Hellman & Friedman LLC. Two of our directors are associated with Hellman & Friedman LLC: Mr. Thorpe as a managing director, and Mr. Barger as a senior advisor. The H&F holders own preferred units of Artisan Partners Holdings and shares of our convertible preferred stock.

•	Mr. Barger, who holds Class A common units of Artisan Partners Holdings.

•	Sutter Hill Ventures, of which one of our directors, Mr. Coxe, is a managing director of the general partner, and two trusts of which Mr. Coxe is a co-trustee. These entities own Class A common units of Artisan Partners Holdings.

•	Several of our employees, or entities controlled by an employee, who own greater than 5% of our outstanding Class B common stock. These employees, like all employees who own partnership units, own Class B common units of Artisan Partners Holdings.

The rights of each of the persons and entities listed above under the agreements discussed below are the same as the rights of each other holder of the same class of partnership units. So, for instance, the rights of each of our currently-serving named executive officers, as a holder of Class B common units, under the exchange, registration rights, partnership and tax receivable agreements described below are the same as the rights of each other holder of Class B common units.

In addition to the agreements discussed below, we reimbursed the pre-IPO partners for an aggregate of $2.0 million in reasonable legal and accounting fees and expenses incurred in connection with the IPO and the IPO Reorganization. Of that total amount, the H&F holders were reimbursed for approximately $1.9 million in expenses.

As discussed further below, in November 2013, we completed an offering of Class A common stock the net proceeds of which we used to purchase preferred units and shares of convertible preferred stock from the H&F holders (which we refer to in this prospectus as the November 2013 Offering), and, in March 2014, we completed an offering of Class A common stock the net proceeds of which we used to purchase common units, preferred units and shares of convertible preferred stock from limited partners of Artisan Partners Holdings who elected to sell (which we refer to in this prospectus as the 2014 Follow-On Offering).

Exchange Agreement

We entered into an exchange agreement with the holders of LP units. See “Artisan Partners Asset Management—Exchange Agreement”.

Resale and Registration Rights Agreement

Under this agreement, we have provided the holders of LP units and shares of our convertible preferred stock with certain registration rights. We have also established certain restrictions on the timing and manner of resales of Class A common stock received upon exchange of LP units or conversion of shares of convertible preferred stock. In general, our board of directors may waive the restrictions on resale described below.

We are required to file, and use our reasonable best efforts to cause the SEC to declare effective, two registration statements: (i) an exchange shelf registration statement registering all shares of our Class A common stock and convertible preferred stock to be issued upon exchange of LP units, and (ii) a shelf registration statement registering secondary sales of Class A common stock issuable upon exchange of LP units or conversion of convertible preferred stock by AIC and the H&F holders, as applicable. The registration statement of which this prospectus forms a part satisfies our obligations pursuant to clause (ii) above.

AIC was permitted to sell up to, and sold, 15% of its common units, or 1,444,146 common units, in connection with the 2014 Follow-On Offering discussed below. As of March 31, 2014, AIC owned 8,183,498 Class D common units. There is no limit on the number of shares of our Class A common stock AIC may sell after June 1, 2014. AIC will have the right to use the resale shelf registration statement to sell shares of Class A common stock, including the right to an unrestricted number of brokered transactions and, subject to certain limitations and qualifications, marketed and unmarketed underwritten shelf takedowns.

The H&F holders were permitted to sell preferred units and shares of convertible preferred stock in connection with the November 2013 Offering and 2014 Follow-On Offering, each as described below. In the November 2013 Offering, they sold 4,152,665 preferred units and 1,367,335 shares of convertible preferred stock. In the 2014 Follow-On Offering, they sold 2,256,883 preferred units and 743,117 shares of convertible preferred stock. As of March 31, 2014, the H&F holders owned 1,381,887 preferred units and 455,011 shares of convertible preferred stock. There is no limit on the number of shares of our Class A common stock the H&F holders may sell after June 1, 2014. The H&F holders will have the right to use the resale shelf registration statement to sell shares of Class A common stock, including the right to an unrestricted number of brokered transactions and, subject to certain limitations and qualifications, marketed and unmarketed underwritten shelf takedowns. Additionally, the H&F holders will have the right to distribute preferred units, shares of convertible preferred stock or shares of Class A common stock to their partners or stockholders, as applicable. The transferees in any such distribution will not be subject to contractual resale restrictions and will not have any rights under the registration rights agreement.

The holders of Class A common units sold an aggregate of 850,969 common units in connection with the 2014 Follow-On Offering as described further below. We also used a portion of the net proceeds of our IPO to purchase an aggregate of 2,720,823 common units from certain of the holders of Class A common units at a price per unit equal to $28.05. As of March 31, 2014, the holders of Class A common units owned an aggregate of 10,172,595 Class A common units. There is no limit on the number of shares of our Class A common stock the holders of Class A common units may sell after June 1, 2014. Additionally, at the same time, certain holders of Class A common units may distribute their Class A common units or Class A common stock received in exchange for Class A common units to their partners or members, respectively. The transferees in any such distribution will not be subject to contractual resale restrictions and will not have any rights under the registration rights agreement.

Our employee-partners, who hold Class B common units, sold an aggregate of 3,705,453 partnership units in connection with the 2014 Follow-On Offering, as described further below. As of March 31, 2014, the employee-partners owned an aggregate of 21,566,436 Class B common units. In each 12-month period, the first of which began on March 12, 2014, each employee-partner is permitted to sell (i) a number of vested shares of our Class A common stock representing up to 15% of the aggregate number of common units and shares of Class A common stock received upon exchange of common units (in each case, whether vested or unvested) he or she held as of the first day of that period (as well as the number of shares such holder could have sold in any previous period or periods but did not sell in such period or periods) or, (ii) if greater, vested shares of our Class A common stock having a market value as of the time of sale of up to $250,000. The units each employee-partner sold in connection with the 2014 Follow-On Offering are included when calculating the maximum number of shares each employee-partner is permitted to sell in the first one-year period.

Our former employee-partners, who hold Class E common units, including Ms. Olsen, our former Chief Legal Officer, sold an aggregate of 283,769 partnership units in connection with the 2014 Follow-On Offering. As of March 31, 2014, former employee-partners owned an aggregate of 632,807 Class E common units.

Following the termination of an employee-partner’s employment, the former employee-partner’s vested Class B common units are automatically exchanged for Class E common units, the former employee-partner’s shares of Class B common stock are cancelled and we issue the former employee-partner a number of shares of Class C common stock equal to the former employee-partner’s number of Class E common units. The former employee-partner’s Class E common units are exchangeable for Class A common stock subject to the same restrictions and limitations on exchange applicable to the other limited partners.

If the employee-partner’s employment was terminated as a result of retirement, death or disability, the employee-partner or his or her estate may (i) as of and after the time of termination of employment, sell (A) a number of shares of our Class A common stock up to one-half of the employee-partner’s aggregate number of vested common units and shares of Class A common stock received upon exchange of common units held as of the date of termination of employment or, (B) if greater, vested shares of our Class A common stock having a market value as of the time of sale of up to $250,000, and (ii) as of and after the first anniversary of the termination, the person’s remaining shares of our Class A common stock received upon exchange of common units. Retirement, for these purposes, requires that the employee-partner have provided ten years of service or more at the date of retirement and offered one year’s written notice (or three years’ written notice in the case of employee-partners who are lead portfolio managers or executive officers) of the intention to retire, subject to the partnership’s right, at its discretion, to accept a period of notice that is shorter. The units each former employee-partner sold in connection with the 2014 Follow-On Offering are included when calculating the maximum number of shares each former employee-partner is permitted to sell in the applicable period.

If an employee-partner resigns or is terminated involuntarily, the employee-partner may in each 12-month period following the third, fourth, fifth and sixth anniversary of the termination, sell a number of shares of our Class A common stock up to one-fourth of the employee-partner’s aggregate number of vested common units and shares of Class A common stock received upon exchange of common units held as of the date of termination of his or her employment (as well as the number of shares such employee-partner could have sold in any previous period or periods but did not sell in such period or periods).

We will pay all expenses incident to our performance of any registration or marketing of securities pursuant to the registration rights agreement, including reasonable fees and out-of-pocket costs and expenses of selling stockholders (including reasonable legal fees for AIC and the H&F holders). We have also agreed to indemnify any selling stockholder, solely in their capacity as selling stockholders, against any losses or damages resulting from any untrue statement, or omission, of material fact in any registration statement, prospectus or free writing prospectus pursuant to which they may sell shares of our Class A common stock, except to the extent the liability arose from their misstatement or omission of a material fact, and they have agreed to indemnify us against certain losses caused by their misstatements or omissions of a material fact relating to them to the extent caused by or contained in information furnished in writing by them.

Amended and Restated Limited Partnership Agreement of Artisan Partners Holdings

As a holding company, we conduct all of our business activities through our direct subsidiary, Artisan Partners Holdings, an intermediate holding company, which wholly owns Artisan Partners Limited Partnership, our principal operating subsidiary. The rights and obligations of Artisan Partners Holdings’ partners are currently set forth in the fifth amended and restated limited partnership agreement of Artisan Partners Holdings.

We are the general partner of Artisan Partners Holdings and control its business and affairs and are responsible for the management of its business, subject to the voting rights of the limited partners as described below. No limited partners of Artisan Partners Holdings, in their capacity as such, have any authority or right to control the management of Artisan Partners Holdings or to bind it in connection with any matter.

Artisan Partners Holdings has GP units, common units and preferred units. Net profits and net losses and distributions of profits of Artisan Partners Holdings are allocated and made to partners pro rata in accordance with the number of partnership units they hold (whether or not vested), except in the case of a partial capital event or dissolution of Artisan Partners Holdings, in which case the preferred units are entitled to preferential distributions. Artisan Partners Holdings is obligated to distribute to us and its other partners cash payments for the purposes of funding tax obligations of ours and theirs as partners of Artisan Partners Holdings. In order to make a share of our Class A common stock represent the same percentage economic interest, disregarding corporate-level taxes and payments with respect to the tax receivable agreements, in Artisan Partners Holdings as a common unit of Artisan Partners Holdings, we always hold a number of GP units equal to the number of shares of Class A common stock issued and outstanding.

The first $20.5 million of Artisan Partners Holdings’ profits after our IPO otherwise distributable, in the aggregate, to certain holders of common units and the holders of preferred units was reallocated and distributed to certain holders of Class B common units. These adjustments reflected an agreement reached among the pre-IPO partners regarding which partners would bear, and in what amounts, the burden of cash incentive compensation payments aggregating approximately $56.8 million made to certain of our portfolio managers in connection with our IPO, which payment reduced the amount of accrued profits available for distribution to the pre-IPO partners. These bonus reallocation adjustments did not affect the amount of profits allocated or distributed to the holders of Class A common stock.

As the general partner of Artisan Partners Holdings, we hold all GP units and control the business of Artisan Partners Holdings. Our approval, acting in our capacity as the general partner, along with the approval of holders of a majority of each class of limited partnership units (except the Class E common units and the preferred units), voting as a separate class, will be required to engage in a material corporate transaction; with certain exceptions, redeem or reclassify partnership units or interests in any subsidiary, issue additional partnership units or interests in any subsidiary, or create additional classes of partnership units or interests in any subsidiary; or make any in-kind distributions. If any of the foregoing affects only certain classes of LP units, only the approval of us and the affected classes would be required. The approval rights of each class of LP units will terminate when the holders of the respective class of units directly or indirectly cease to own units constituting at least 5% of the outstanding units of Artisan Partners Holdings.

The amended and restated limited partnership agreement may be amended with the consent of the general partner and the holders of a majority of the Class A common units, Class B common units, Class D common units and preferred units, each voting as a separate class, provided that the general partner may, without the consent of any limited partner, make amendments that do not materially and adversely affect any limited partners. To the extent any amendment materially and adversely affects only certain classes of limited partners, only the holders of a majority of the units of the affected classes have the right to approve such amendment.

Artisan Partners Holdings will indemnify AIC, as its former general partner, us, as its current general partner, the former members of its pre-IPO Advisory Committee, the members of our stockholders committee and our directors and officers against any losses, damages, costs or expenses (including reasonable attorney’s fees, judgments, fines and amounts paid in settlement) actually incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal or administrative (including any action by or on behalf of Artisan Partners Holdings) arising as a result of the capacities in which they serve or served Artisan Partners Holdings to the maximum extent that any of them could be indemnified if Artisan Partners Holdings were a Delaware corporation and they were directors of such corporation. In addition, Artisan Partners Holdings will pay the costs or expenses (including reasonable attorneys’ fees) incurred by the indemnified parties in advance of a final disposition of such matters so long as the indemnified party undertakes to repay the expenses if the party is adjudicated not to be entitled to indemnification.

Artisan Partners Holdings will also indemnify its officers and employees and officers and employees of its subsidiaries against any losses, damages, costs or expenses (including reasonable attorney’s fees, judgments, fines and amounts paid in settlement) actually incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal or administrative arising as a result of their being an employee of Artisan Partners Holdings (or their serving as an officer or fiduciary of any of Artisan Partners Holdings’ subsidiaries or benefit plans or any entity of which Artisan is sponsor or adviser), provided that no employee will be indemnified or reimbursed for any claim, obligation or liability adjudicated to have arisen out of or been based upon such employee’s intentional misconduct, gross negligence, fraud or knowing violation of law.

Stockholders Agreement

Our employees to whom we have granted equity have entered into a stockholders agreement pursuant to which they granted an irrevocable voting proxy with respect to all shares of our common stock they have acquired from us (which shares represent approximately 69% of the combined voting power of our capital stock as of March 31, 2014) and any shares they may acquire from us in the future to a stockholders committee currently consisting of Eric R. Colson (our President and Chief Executive Officer), Charles J. Daley, Jr. (our Executive Vice President, Chief Financial Officer and Treasurer) and Gregory K. Ramirez (our Senior Vice President). Any shares of our common stock that we issue to our employees in the future will be subject to the stockholders agreement so long as the agreement has not been terminated. Shares subject to the stockholders agreement will be voted in accordance with the majority decision of the three members of the stockholders committee.

The members of the stockholders committee must be employees of ours and holders of shares subject to the agreement. If a member of the stockholders committee ceases to act as a member of the stockholders committee, our chief executive officer (if he or she is a holder of shares subject to the stockholders agreement and is not already a member of the stockholders committee) will become a member of the stockholders committee. Otherwise, the two remaining members of the stockholders committee will jointly select a third member of the stockholders committee. Each member of the stockholders committee is entitled to indemnification from us in his or her capacity as a member of the stockholders committee.

The stockholders agreement provides that members of the stockholders committee will vote the shares subject to the stockholders agreement in support of the following:

•	A director nominee, initially Mr. Thorpe, designated by the H&F holders, so long as they beneficially own at least 5% of the number of outstanding shares of our common stock and convertible preferred stock. The H&F holders no longer beneficially own at least 5% of the number of outstanding shares of our common stock and convertible preferred stock.

•	Matthew R. Barger, or, unless Mr. Barger is removed from the Board for cause, a successor selected by Mr. Barger who holds Class A common units, so long as the holders of the Class A common units beneficially own at least 5% of the number of outstanding shares of our common stock and convertible preferred stock. As of March 31, 2014, the holders of the Class A common units beneficially owned 14% of the number of outstanding shares of our common stock and convertible preferred stock.

•	A director nominee, initially Mr. Ziegler, designated by AIC, so long as AIC beneficially owns at least 5% of the number of outstanding shares of our common stock and convertible preferred stock. As of March 31, 2014, AIC beneficially owned 11% of the number of outstanding shares of our common stock and convertible preferred stock.

•	A director nominee, initially Mr. Colson, designated by the stockholders committee who is an employee-partner.

Under the terms of the stockholders agreement, we are required to use our best efforts to elect the nominees described above, which efforts must include soliciting proxies for, and recommending that our stockholders vote in favor of, the election of each. Other than as provided above, under the terms of the stockholders agreement, the stockholders committee may in its discretion vote, or abstain from voting, all or any of the shares subject to the stockholders agreement on any matter on which holders of shares of our common stock are entitled to vote. The stockholders committee is specifically authorized to vote for its members as directors under the terms of the stockholders agreement.

At any time after the earlier of (i) the elimination of the Class B common stock’s supervoting rights and (ii) March 12, 2018, parties to the stockholders agreement holding at least two-thirds of the shares subject to the agreement may terminate it provided that the stockholders committee is no longer obligated to vote in favor of a director nominee who is a Class A common unit holder. Accordingly, for so long as the parties whose shares are subject to the stockholders agreement hold at least a majority of the combined voting power of our capital stock, the stockholders committee will be able to elect all of the members of our board of directors (subject to the obligation of the stockholders committee to vote in support of the nominees described above) and will thereby control our management and affairs. Because each share of Class B common stock initially entitles its holder to five votes, the stockholders committee will control our management and affairs even though the employees whose shares are subject to the stockholders agreement hold less than a majority of the number of outstanding shares of our capital stock.

Prior to March 12, 2014, Mr. Ziegler was a member of the stockholders committee and had the power to vote all shares subject to the agreement, representing, prior to March 12, 2014, 80% of the combined voting power of our capital stock. Mr. Ziegler ceased to be a member of the committee in conjunction with his planned retirement from serving as Executive Chairman of the company.

Tax Receivable Agreements

We are a party to two tax receivable agreements. The first tax receivable agreement is between us and the H&F holder that is the sole shareholder of our convertible preferred stock. As part of our IPO Reorganization, a corporation controlled by Hellman & Friedman LLC, which we refer to as H&F Corp, merged with and into us pursuant to an Agreement and Plan of Merger. As consideration for the merger, the shareholder of H&F Corp (which is the H&F holder and the sole shareholder of our convertible preferred stock) received shares of our convertible preferred stock, contingent value rights (which were subsequently terminated in connection with the November 2013 Offering) and the right to receive an amount of cash equal to H&F Corp’s share of the post-IPO distribution of Artisan Partners Holdings’ pre-IPO retained profits. The tax receivable agreement between us and the H&F holder generally provides for the payment by us of 85% of the amount of cash savings, if any, in U.S. federal and state income tax that we actually realize (or are deemed to realize in certain circumstances) as a result of (i) existing tax basis in Artisan Partners Holdings’ assets with respect to preferred units acquired by us in the merger with respect to which we issued the convertible preferred stock, (ii) any net operating losses available to us as a result of the merger, and (iii) tax benefits related to imputed interest deemed to be paid by us as a result of this tax receivable agreement.

The second tax receivable agreement, with each holder of LP units, generally provides for the payment by us to each of them of 85% of the amount of the cash savings, if any, in U.S. federal and state income tax that we actually realize (or are deemed to realize in certain circumstances) as a result of (i) any step-up in tax basis in Artisan Partners Holdings’ assets resulting from (A) the purchase or redemption of LP units or the exchange of LP units for shares of our Class A common stock or convertible preferred stock and (B) payments under this tax receivable agreement, (ii) certain prior distributions by Artisan Partners Holdings and prior transfers of partnership interests which resulted in tax basis adjustments to the assets of Artisan Partners Holdings and (iii) tax benefits related to imputed interest deemed to be paid by us as a result of this tax receivable agreement.

For purposes of these tax receivable agreements, cash savings in tax are calculated by comparing our actual income tax liability to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the tax receivable agreements. The tax receivable agreements will continue until all tax benefits have been utilized or expired, unless we exercise our right to terminate the agreements or we materially breach any of our material obligations under the agreements, in which cases our obligations under the agreements will accelerate. The actual increase in tax basis, as well as the amount and timing of any payments under these agreements, will vary depending upon a number of factors, including the timing of purchases, redemptions or exchanges of partnership units, the price of our Class A common stock or the value of our convertible preferred stock, as the case may be, at the time of the purchase, redemption or exchange, the extent to which such transactions are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable and the portion of our payments under the tax receivable agreements constituting imputed interest or depreciable or amortizable basis. In addition, in the case of a change of control, our obligations will be based on different assumptions that may effect the amount of the payments required under the agreements.

As of December 31, 2013, we recorded a $160.7 million liability, representing amounts payable under the tax receivable agreements equal to 85% of the tax benefit we expect to realize from the following:

•	The merger described above and our purchase of Class A common units in connection with our IPO (approximately $55.4 million).

•	Our purchase of preferred units in connection with the November 2013 Offering (approximately $105.3 million).

Those amounts assume no material changes in the related tax law and that we earn sufficient taxable income to realize all tax benefits subject to the tax receivable agreements. We expect the liability to increase by approximately $232.7 million as a result of our purchase of common and preferred units in connection with the 2014 Follow-On Offering. The liability will increase upon future purchases, redemptions or exchanges of units of Artisan Partners Holdings.

During 2014, we expect to make payments under the tax receivable agreements totaling approximately $4.4 million in the aggregate to the H&F holders and the Class A limited partners whose LP units we purchased in connection with the IPO. We made no payments under the agreements in 2013.

Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the tax receivable agreements, we expect that the reduction in tax payments for us associated with (i) the merger and our purchase of Class A common units in connection with the IPO; (ii) the November 2013 Offering; (iii) the 2014 Follow-On Offering; and (iv) future purchases, redemptions or exchanges of partnership units would aggregate to approximately $1.9 billion over 15 years, assuming the future purchases, redemptions or exchanges described in clause (iv) occurred at a price of $64.25 per share of our Class A common stock, the closing price of our Class A common stock on March 31, 2014. Under such scenario we would be required to pay the other parties to the tax receivable agreements 85% of such amount, or $1.6 billion, over the 15-year period. The actual amounts may materially differ from these hypothetical amounts, as potential future reductions in tax payments for us and tax receivable agreement payments by us will be calculated using the market value of our Class A common stock at the time of purchase, redemption or exchange and the prevailing tax rates applicable to us over the life of the tax receivable agreements and will be dependent on us generating sufficient future taxable income to realize the benefit.

Transactions in connection with the November 2013 Offering

In October 2013, we entered into a unit and share purchase agreement with the H&F holders. Pursuant to that agreement, we used the net proceeds of our issuance of 5,520,000 shares of our Class A common stock to purchase 4,152,665 preferred units and 1,367,335 shares of our convertible preferred stock from the H&F holders, at a price per unit or share, as applicable, equal to $53.76. We also reimbursed the H&F holders for approximately $53,000 in legal fees incurred in connection with the November 2013 Offering. In connection with the November 2013 Offering, the contingent value rights agreements that we had entered into with the H&F holders in connection with our IPO were terminated with no amounts paid or payable thereunder by us. Under the contingent value rights agreements, we could have potentially owed the H&F holders up to $100 million in July 2016 or upon an earlier change in control.

Transactions in connection with the 2014 Follow-On Offering

In February 2014, we entered into unit and share purchase agreements with holders of LP units and the holder of shares of our convertible preferred stock who elected to sell LP units and shares to us, respectively. Pursuant to those agreements, we used the net proceeds of our issuance of 9,284,337 shares of our Class A common stock to purchase 6,284,337 common units from certain of the limited partners of Artisan Partners Holdings, including certain of our directors and named executive officers. We also purchased 2,256,883 preferred units and 743,117 shares of convertible preferred stock from the H&F holders, which are associated with two of our directors. We purchased the units and shares at a price per unit or share, as applicable, equal to $59.675. The 2014 Follow-On Offering satisfied our obligation to conduct an underwritten public offering on behalf of all of the pre-IPO partners on or around the first anniversary of our IPO under the registration rights agreement described above. Pursuant to the registration rights agreement, we will reimburse the selling partners for their reasonable out-of-pocket expenses incurred in connection with this offering (including reasonable legal fees of AIC and the H&F holders).

Indemnification Agreements

We have entered into an indemnification agreement with each of our executive officers, directors and the members of our stockholders committee that provides, in general, that we will indemnify them to the fullest extent permitted by Delaware law in connection with their service in such capacities. Due to the nature of the indemnification agreements, they are not the type of agreements that are typically entered into with or available to unaffiliated third parties.

Transactions with AIC

Prior to March 12, 2014, Artisan Partners Holdings had cost sharing arrangements with entities controlled by Andrew A. Ziegler and Carlene M. Ziegler, pursuant to which Artisan Partners Holdings and certain of its employees provided certain administrative services to those entities and the Zieglers, and they reimbursed Artisan Partners Holdings for the costs related to such services. Pursuant to these arrangements, the Ziegler entities paid Artisan Partners Holdings approximately $567,074, $502,465 and $508,735 for the years ended December 31, 2013, 2012 and 2011, respectively. We amended these arrangements on March 12, 2014. Under the amended arrangements, an entity owned by the Zieglers will reimburse us for the costs associated with three employees using our office space while they transition to new facilities, which we expect will occur by June 2014. We believe that the terms of these arrangements are reasonable and reflect the terms of agreements negotiated on an arm’s-length basis. In addition, Artisan Partners Holdings has obtained and paid for insurance policies covering potential liability AIC may incur as the prior general partner of Artisan Partners Holdings.

Transactions with Private Fund

We have an agreement to serve as the investment manager of Artisan Partners Launch Equity LP, or Launch Equity, a private investment partnership. Under the terms of our agreement with Launch Equity, we earn a quarterly fee based on the value of the closing capital account of each limited partner for the quarter, at the rate of 1.00% (annualized). At our discretion, the fee may be waived and certain expenses reimbursed. Amounts we waived for quarterly fees (which do not impact our financial statements as they are eliminated in consolidation) totaled $0.5 million, $0.3 million and $0.1 million for the years ended December 31, 2013, 2012 and 2011, respectively. Expense reimbursements totaled $0.2 million, $0.1 million and $0.1 million for the years ended December 31, 2013, 2012 and 2011, respectively. Our wholly owned subsidiary, Artisan Partners Alternative Investments GP LLC, is the general partner of Launch Equity. We made an initial equity investment in Launch Equity of $1,000. Artisan Partners Alternative Investments GP LLC is entitled to receive an allocation of profits from Launch Equity equal to 20% of Launch Equity’s net capital appreciation as determined at the conclusion of its fiscal year, which also may be waived at our discretion. The incentive fee amount waived as a result of net capital appreciation for the fiscal years ended December 31, 2013 and 2012 was $2.0 million and $1.1 million, respectively. There was no net capital appreciation for the fiscal year ended December 31, 2011. All of the limited partner investors in Launch Equity are current or former employees of ours, including Andrew C. Stephens, a portfolio manager on our Growth Team, who owns approximately 86% of the limited partner interests in Launch Equity, as well as Andrew A. Ziegler and Carlene M. Ziegler, Eric R. Colson, our President and Chief Executive Officer, and James D. Hamel, a portfolio manager on our Growth Team.

Other

Carlene M. Ziegler, who is married to Andrew A. Ziegler and is one of the founders of Artisan and former portfolio manager of one of our strategies, received compensation from us in the amount of $46,250 for the year ended December 31, 2013 and $125,000 for each of the years ended December 31, 2012 and 2011. During that period, Mrs. Ziegler was a managing director of Artisan Partners Holdings serving in an advisory capacity to Artisan Partners Holdings’ senior management, particularly with respect to matters relating to portfolio management, investment strategies, capabilities of potential investment managers and capital structure planning. Her employment with us terminated on March 12, 2014.

Statement Regarding Transactions with Affiliates

We have adopted a written policy regarding the approval, with certain exceptions, of any transaction or series of transactions in which we or any of our subsidiaries is a participant, the amount involved exceeds $120,000, and a “related party” (a director, director nominee, executive officer, or a person known to us to be the beneficial owner of more than 5% of our voting securities) has a direct or indirect material interest (a “related-party transaction”). Under the policy, a related party must promptly disclose to our Chief Legal Officer any potential related party transaction and all material facts about the transaction. The Chief Legal Officer will then assess whether the transaction constitutes a related party transaction. If the Chief Legal Officer determines a transaction qualifies as such, he or she will promptly communicate that information to the Audit Committee of our board, to the chairman of the Audit Committee, if the Chief Legal Officer determines it is impracticable or undesirable to wait until the next committee meeting, or to the entire board. Based on its consideration of all of the relevant facts and circumstances, the appropriate reviewer will decide whether or not to approve such transaction and will generally approve only those transactions that are not inconsistent with our best interests. If we become aware of an existing related party transaction that has not been pre-approved under this policy, the transaction will be referred to the Audit Committee or the entire board, which will evaluate all options available, including ratification, revision or termination of such transaction. Under the policy, any director who may be interested in a related party transaction must recuse himself or herself from any consideration of such related party transaction.

SELLING STOCKHOLDERS

The following table sets forth information with respect to the selling stockholders and the shares of our Class A common stock beneficially owned by the selling stockholders as of March 31, 2014 that may from time to time be offered or sold pursuant to this prospectus. The selling stockholders may offer all, some or none of their shares of Class A common stock. We cannot advise you as to whether selling stockholders will, in fact, sell any or all of such shares of Class A common stock. In addition, the selling stockholders listed in the table below may sell, transfer or otherwise dispose of, at any time and from time to time, shares of our Class A common stock in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth on the table below. For further information regarding the beneficial ownership of the shares of our capital stock of each selling stockholder, see “Principal Stockholders”.

Name of Selling Stockholder	Number of Shares of Class A Common Stock Beneficially Owned Before the Offering(1)		Maximum Number of Shares of Class A Common Stock Being Offered Hereby	Number of Shares of Class A Common Stock Beneficially Owned After the Offering(2)
	Number	Percent(3)	Number	Number	Percent
Artisan Investment Corporation(4)	8,183,498	5.2%	8,183,498	—	—
H&F Brewer AIV, L.P.(5)(6)	1,836,898	1.2%	1,836,898	—	—

(1)	The selling stockholders are deemed to have beneficial ownership over a number of shares of our Class A common stock equal to the number of shares of Class C common stock (which correspond to LP units of Artisan Partners Holdings that are exchangeable for Class A common stock) and/or shares of convertible preferred stock (which are convertible into Class A common stock) each person holds, respectively.
(2)	For purposes of this table only we have assumed that the selling stockholders will sell all of the shares of Class A common stock offered by this prospectus.
(3)	Represents the aggregate percentage combined voting power of our capital stock. See “Principal Stockholders” for information regarding the selling stockholders’ ownership of each class of our capital stock.
(4)	Includes shares of Class C common stock (which correspond to LP units of Artisan Partners Holdings that are exchangeable for Class A common stock) held by AIC. AIC is owned by ZFIC, Inc., an entity that is controlled by Andrew A. Ziegler and Carlene M. Ziegler, who are married to each other. Andrew A. Ziegler is the Chairman of our board of directors.
(5)	Includes (a) shares of Class C common stock (which correspond to LP units of Artisan Partners Holdings that are exchangeable for Class A common stock) held by H&F Brewer AIV, L.P. and H&F Capital Associates V, L.P. and (b) shares of convertible preferred stock (which are convertible into Class A common stock) held by H&F Brewer AIV II, L.P. See “Principal Stockholders” for additional information regarding the beneficial ownership of these shares. Allen R. Thorpe, a member of our board of directors, is a managing director of Hellman & Friedman LLC, or H&F, and Matthew R. Barger, also a member of our board of directors, is a senior advisor to H&F. H&F is an indirect beneficial owner of these shares.
(6)	The number of shares of Class A common stock included in the table above does not include 4,728 shares of Class A common stock underlying restricted stock units held by Mr. Thorpe for the benefit of Hellman & Friedman LP.

For purposes of this prospectus, selling stockholders include partners, donees, pledgees, direct and indirect transferees or other successors-in-interest from time to time selling shares received from a named selling stockholder as a gift, pledge, partnership distribution or other non-sale transfer.

We will pay the expenses incurred to register the shares being offered by the selling stockholders for resale, but the selling stockholders will pay any underwriting discounts and brokerage commissions associated with these sales.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our capital stock as of March 31, 2014 for:

•	each person known by us to beneficially own more than 5% of any class of our outstanding shares;

•	each of our named executive officers;

•	each of our directors; and

•	all of our named executive officers and directors as a group.

Each share of our Class A common stock, Class C common stock and convertible preferred stock is entitled to one vote per share. Each share of Class B common stock initially entitles its holder to five votes per share. Each share of our Class C common stock corresponds to a Class A common unit, Class D common unit, Class E common unit or preferred unit of Artisan Partners Holdings, and each share of Class B common stock corresponds to a Class B common unit of Artisan Partners Holdings.

Subject to certain restrictions, (i) each common unit is exchangeable for one share of our Class A common stock and, upon any such exchange, the corresponding share of Class C or Class B common stock, as applicable, will be cancelled, and (ii) each preferred unit is exchangeable for either one share of our convertible preferred stock or a number of shares of Class A common stock equal to the conversion rate as described under “Description of Capital Stock—Preferred Stock—Convertible Preferred Stock—Convertible Preferred Stock Conversion Rate” and, upon any such exchange, the corresponding share of Class C common stock will be cancelled. From and after the automatic conversion of our convertible preferred stock into Class A common stock, each preferred unit will be exchangeable for a number of shares of our Class A common stock equal to the conversion rate. See “Artisan Partners Asset Management—Exchange Agreement”. Each share of our convertible preferred stock is convertible into a number of shares of our Class A common stock equal to the conversion rate.

Because we have disclosed the ownership of shares of our Class B common stock and Class C common stock (which correspond to limited partnership units of Artisan Partners Holdings that are exchangeable for Class A common stock) and our convertible preferred stock (which is convertible into Class A common stock), the shares of Class A common stock underlying limited partnership units or convertible preferred stock are not reflected in the table below.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Except as otherwise indicated, the address for each stockholder listed below is c/o Artisan Partners Asset Management Inc., 875 E. Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin 53202.

	Class A(1)		Class B		Class C		Convertible Preferred		Aggregate % of Combined Voting Power
	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class
5+% Stockholders:
Artisan Investment Corporation(2)	—	—	—	—	8,183,498	40.2%	—	—	5.2%
H&F Brewer AIV, L.P.(3)(4)(5)	4,728	*	—	—	1,381,887	6.8%	455,011	100.0%	1.2%
MLY Holdings Corp.(6)(7)	—	—	4,454,425	20.7%	—	—	—	—	—
LaunchEquity Acquisition Partners, LLC(6)(8)	—	—	2,069,928	9.6%	—	—	—	—	—
N. David Samra(6)	513,517	1.8%	1,883,532	8.7%	—	—	—	—	—
James C. Kieffer(6)	—	—	1,738,365	8.1%	—	—	—	—	—
Scott C. Satterwhite(6)	—	—	1,735,471	8.0%	—	—	—	—	—
George Sertl(6)	—	—	1,734,185	8.0%	—	—	—	—	—
Daniel J. O’Keefe(6)	627,632	2.2%	1,564,300	7.3%	—	—	—	—	—
James D. Hamel(6)	—	—	1,136,548	5.3%	—	—	—	—	—
Wellington Management Company, LLP(9)	1,957,684	6.7%	—	—	—	—	—	—	1.2%
David L. Anderson(10)	—	—	—	—	1,072,213	5.3%	—	—	*
G. Leonard Baker, Jr.(11)	—	—	—	—	1,154,872	5.7%	—	—	*
Directors and Named Executive Officers:
Andrew A. Ziegler(2)	—	—	—	—	8,183,498	40.2%	—	—	5.2%
Eric R. Colson(12)	1,616,969	5.6%	21,566,436	100%	—	—	—	—	69.4%
Janet D. Olsen	—	—	—	—	201,237	1.0%	—	—	*
Charles J. Daley, Jr.(12)	1,617,569	5.6%	21,566,436	100%	—	—	—	—	69.4%
Sarah A. Johnson(6)	9,000	*	94,464	*	—	—	—	—	*
Dean J. Patenaude(6)(13)	9,520	*	154,346	*	—	—	—	—	*
Gregory K. Ramirez(12)	1,618,369	5.6%	21,566,436	100%	—	—	—	—	69.4%
Matthew R. Barger(5)(14)	4,728	*	—	—	1,632,338	8.0%	—	—	1.0%
Tench Coxe(5)(15)	4,728	*	—	—	1,119,908	5.5%	—	—	*
Stephanie G. DiMarco(5)	24,728	*	—	—	—	—	—	—	*
Jeffrey A. Joerres(5)	8,228	*	—	—	—	—	—	—	*
Allen R. Thorpe(5)	4,728	*	—	—	—	—	—	—	*
Directors and executive officers as a group (12 persons)	1,670,129	5.7%	21,566,436	100%	11,136,981	54.7%	—	—	76.4%

*	Less than 1%.
(1)	Subject to certain exceptions, the persons who hold shares of our Class B common stock and Class C common stock (which correspond to limited partnership units that generally are exchangeable for Class A common stock) and convertible preferred stock (which is convertible into Class A common stock) are currently deemed to have beneficial ownership over a number of shares of our Class A common stock equal to the number of shares of our Class B common stock, Class C common stock and convertible preferred stock reflected in the table above, respectively. Because we have disclosed the ownership of shares of our Class B common stock, Class C common stock and convertible preferred stock, the shares of Class A common stock underlying limited partnership units or convertible preferred stock are not reflected in the table above.

(2)	AIC is owned by ZFIC, Inc., an entity that is controlled by Andrew A. Ziegler and Carlene M. Ziegler, who are married to each other.
(3)	Includes (a) shares of Class C common stock held by H&F Brewer AIV, L.P. and H&F Capital Associates V, L.P., or H&F Capital Associates, (b) shares of convertible preferred stock held by H&F Brewer AIV II, L.P and (c) shares of Class A common stock underlying restricted stock units held by Mr. Thorpe for the benefit of Hellman & Friedman LP, or H&F LP. The proceeds of any disposition of the 4,728 shares of Class A common stock underlying the restricted stock units issued to Mr. Thorpe described in clause (c) above will be applied against management fees otherwise payable to H&F LP by funds affiliated with H&F Brewer AIV, L.P. and H&F Brewer AIV II, L.P. Hellman & Friedman LLC, or H&F, is the sole general partner of H&F Investors V, L.P., or H&F Investors, and H&F Capital Associates. H&F Investors is the sole general partner of H&F Brewer AIV, L.P. and of H&F Brewer AIV II, L.P. Hellman & Friedman GP LLC, or H&F GP, is the sole general partner of H&F LP. As sole general partner of H&F Investors and H&F Capital Associates, H&F may be deemed to beneficially own shares of common stock beneficially owned by H&F Investors and H&F Capital Associates. As sole general partner of H&F Brewer AIV, L.P. and H&F Brewer AIV II, L.P., H&F Investors may be deemed to beneficially own shares of common stock beneficially owned by H&F Brewer AIV, L.P. and H&F Brewer AIV II, L.P. As sole general partner of H&F LP, H&F GP may be deemed to beneficially own shares of common stock beneficially owned by H&F LP. A four person investment committee of H&F has power to vote or to direct the vote of, and to dispose or to direct the disposition of, shares of common stock that are beneficially owned by H&F, H&F Investors, H&F Brewer AIV, L.P., H&F Brewer AIV II, L.P. and H&F Capital Associates. Four designated members of H&F GP have collective power, by majority vote among them, to vote or to direct the vote of, and to dispose, or direct the disposition of, shares of common stock that are beneficially owned by H&F LP and H&F GP. Each member of the investment committee of H&F, each designated member of H&F GP and Mr. Thorpe disclaims beneficial ownership of all shares of Class A common stock, except to the extent of any pecuniary interest held therein.
(4)	The address of H&F, H&F Investors, H&F Brewer AIV, L.P., H&F Brewer AIV II, L.P., H&F Capital Associates, H&F LP and H&F GP is c/o Hellman & Friedman LLC, One Maritime Plaza, 12th Floor, San Francisco, California 94111.
(5)	Includes the shares of Class A common stock underlying restricted stock units granted to our non-employee directors. The restricted stock units vested immediately, and the underlying shares will be delivered on the earlier to occur of (i) a change in control of Artisan and (ii) the termination of such person’s service as a director. Mr. Thorpe holds restricted stock units awarded to him for the benefit of H&F LP. The proceeds of any disposition of the 4,728 shares of Class A common stock underlying the restricted stock units issued to Mr. Thorpe, as described in footnote 3 above, will be applied against management fees otherwise payable to H&F LP by funds affiliated with H&F Brewer AIV, L.P. and H&F Brewer AIV II, L.P. See footnote 3 above. Mr. Coxe holds restricted stock units awarded to him for the benefit of the managing directors of the general partner of Sutter Hill Ventures.
(6)	Pursuant to the stockholders agreement, MLY Holdings Corp., LaunchEquity Acquisition Partners, LLC, Mr. Samra, Mr. Kieffer, Mr. Satterwhite, Mr. Sertl, Mr. O’Keefe, Mr. Hamel, Ms. Johnson and Mr. Patenaude each granted an irrevocable voting proxy with respect to all of the shares of our common stock he or she has acquired from us and any shares he or she may acquire from us in the future to the stockholders committee as described in footnote 12 below. Each retains investment power with respect to the shares of our common stock he or she holds, which are the shares reflected in the row applicable to each person. 4,000 of Ms. Johnson’s and 20 of Mr. Patenaude’s shares of Class A common stock are not subject to the stockholders agreement.
(7)	MLY Holding Corp. is a Delaware corporation through which Mark L. Yockey holds his shares of Class B common stock. Mr. Yockey is the sole director of MLY Holding Corp.
(8)	LaunchEquity Acquisition Partners, LLC, is a manager-managed designated series limited liability company organized under the laws of State of Delaware. Andrew C. Stephens is the sole manager of the designated series of LaunchEquity Acquisition Partners through which Mr. Stephens holds his shares of Class B common stock.

(9)	This information has been derived from the Schedule 13G filed with the SEC on February 14, 2014 by Wellington Management Company, LLP which states that Wellington Management Company, LLP has shared voting control over 1,691,545 shares and shared dispositive power over 1,957,684 shares.
(10)	Includes 539,024 shares of Class C common stock held by Sutter Hill Ventures, of which Mr. Anderson is a managing director of the general partner. Mr. Anderson shares voting and investment power over all of such shares of Class C common stock.
(11)	Includes 539,024 shares of Class C common stock held by Sutter Hill Ventures, of which Mr. Baker is a managing director of the general partner. Mr. Baker shares voting and investment power over all of such shares of Class C common stock.
(12)	Each of our employees to whom we have granted equity has entered into a stockholders agreement pursuant to which they granted an irrevocable voting proxy with respect to all of the shares of our common stock they have acquired from us and any shares they may acquire from us in the future to a stockholders committee currently consisting of Mr. Colson, Mr. Daley and Mr. Ramirez. All shares subject to the stockholders agreement are voted in accordance with the majority decision of those three members. See “Relationships and Related Party Transactions—Transactions in connection with the IPO Reorganization—Stockholders Agreement” for additional information about the stockholders agreement.

Includes all shares of Class B common stock and all shares of Class A common stock that we have granted to employees. Other than as described below, none of Mr. Colson, Mr. Daley or Mr. Ramirez has investment power with respect to any of the shares subject to the stockholders agreement and each disclaims beneficial ownership of such shares. Mr. Colson, Mr. Daley and Mr. Ramirez have investment power over the following shares, respectively, and therefore do not disclaim beneficial ownership of such shares:

	Class A(1)		Class B		Class C		Convertible Preferred		Aggregate % of Combined Voting Power
	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class
Eric R. Colson	22,500	—	785,609	3.6%	—	—	—	—	—
Charles J. Daley, Jr.	11,100	*	159,215	*	—	—	—	—	*
Gregory K. Ramirez	6,400	*	79,864	*	—	—	—	—	*

Mr. Daley’s shares noted above include 800 shares of Class A common stock that are not subject to the stockholders agreement and over which he has voting power; 200 of such shares of Class A common stock are held by his daughter and 200 of such shares are held by his son. Mr. Ramirez’s shares noted above include 1,400 shares of Class A common stock that are not subject to the stockholders agreement and over which he has voting power.

(13)	Includes 20 shares of Class A common stock held by Mr. Patenaude’s son.
(14)	Includes 390,336 shares of Class C common stock held by Frog & Peach LLC. Mr. Barger shares voting and investment power over, but disclaims beneficial ownership of, all of such shares of Class C common stock.
(15)	Includes 539,024 shares of Class C common stock held by Sutter Hill Ventures, of which Mr. Coxe is a managing director of the general partner; 540,179 shares of Class C common stock held by Rooster Partners, LP, of which Mr. Coxe is a co-trustee of a trust which is the general partner; and 40,705 shares of Class C common stock held by a trust of which Mr. Coxe is a co-trustee and beneficiary. Mr. Coxe shares voting and investment power over all of such shares of Class C common stock.

PLAN OF DISTRIBUTION

We and/or the selling stockholders (and their pledgees, donees, transferees or other successors in interest) may from time to time offer and sell, separately or together, some or all of the shares of Class A common stock covered by this prospectus. Registration of the shares of Class A common stock covered by this prospectus does not mean, however, that those shares of Class A common stock necessarily will be offered or sold.

The shares of Class A common stock covered by this prospectus may be sold from time to time, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods including the following:

•	on the NYSE (including through at the market offerings);

•	in the over-the-counter market;

•	in privately negotiated transactions;

•	through broker/dealers, who may act as agents or principals;

•	through one or more underwriters on a firm commitment or best-efforts basis;

•	in a block trade in which a broker/dealer will attempt to sell a block of shares of Class A common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through put or call option transactions relating to the shares of Class A common stock;

•	directly to one or more purchasers;

•	through agents; or

•	in any combination of the above.

In effecting sales, broker/dealers engaged by us and/or the selling stockholders may arrange for other broker/dealers to participate in selling the shares. Broker/dealer transactions may include:

•	purchases of the shares of Class A common stock by a broker/dealer as principal and resales of the shares of Class A common stock by the broker/dealer for its account;

•	ordinary brokerage transactions; or

•	transactions in which the broker/dealer solicits purchasers on a best efforts basis.

The selling stockholders have not entered into any agreements, understandings or arrangements with any underwriters or broker/dealers regarding the sale of the shares of Class A common stock covered by this prospectus. At any time a particular offer of the shares of Class A common stock covered by this prospectus is made, a prospectus supplement, if required, will set forth the aggregate amount of shares of Class A common stock covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents. In addition, to the extent required, any discounts, commissions, concessions and other items constituting underwriters’ or agents’ compensation, as well as any discounts, commissions or concessions allowed or reallowed or paid to dealers, will be set forth in such prospectus supplement. Any such required prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the shares of Class A common stock covered by this prospectus.

The selling stockholders may also authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase securities at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commission that the selling stockholders must pay for solicitation of these contracts will, to the extent required, be described in a prospectus supplement.

In connection with the sale of the shares of Class A common stock covered by this prospectus through underwriters, underwriters may receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of shares of Class A common stock for whom they may act as agent. Underwriters may sell to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

The selling stockholders and any underwriters, broker/dealers or agents participating in the distribution of the shares of Class A common stock covered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by any of those underwriters, broker/dealers or agents may be deemed to be underwriting commissions under the Securities Act.

We have entered into a registration rights agreement with the selling stockholders. Under that agreement, we have agreed to pay certain expenses of registration of the shares of Class A common stock and to indemnify selling stockholders against certain liabilities. We estimate that the total expenses in connection with the offer and sale of shares of Class A common stock pursuant to this prospectus, other than underwriting discounts and commissions, will be approximately $211,000, including fees of our counsel and accountants, fees payable to the SEC and listing fees.

We or any selling stockholder may enter into agreements with the participating broker-dealers to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the participating broker-dealers may be required to make.

Certain of the underwriters, broker/dealers or agents who may become involved in the sale of the shares of Class A common stock may engage in transactions with and perform other services for us in the ordinary course of their business for which they receive customary compensation.

Some of the shares of Class A common stock covered by this prospectus may be sold by selling stockholders in private transactions or under Rule 144 under the Securities Act rather than pursuant to this prospectus.

VALIDITY OF CLASS A COMMON STOCK

The validity of the shares of Class A common stock offered hereby will be passed upon for Artisan Partners Asset Management by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2013 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

1,836,898 Shares

Artisan Partners Asset Management Inc.

Class A Common Stock

Citigroup